


APR 2 5 2007

2006 annual report



amac
managed by
centerline capital group

AMERICAN MORTGAGE ACCEPTANCE COMPANY ("AMAC") is a real estate investment trust that focuses on commercial real estate finance. AMAC provides first mortgage, mezzanine and bridge financing to commercial real estate developers and owners throughout the United States.

FINANCIAL HIGHLIGHTS (in thousands, except per share amounts)

For the year ended December 31,	2006	2005	2004
Total revenues	$ 38,628	$33,863	$21,200
Net income	$ 2,687	$ 15,235	$ 11,273
Adjusted net income [1]	$ 8,098	$ 15,235	$ 11,273
Funds from Operations ("FFO") [2]	$ 4,128	$ 17,624	$ 13,416
Adjusted FFO [1] [2]	$ 9,539	$ 17,624	$ 13,416
Net income per share *(basic and diluted)*	$ 0.32	$ 1.83	$ 1.35
Adjusted net income per share *(basic and diluted)* [1]	$ 0.97	$ 1.83	$ 1.35
FFO per share *(basic and diluted)* [2]	$ 0.50	$ 2.12	$ 1.61
Adjusted FFO per share *(basic and diluted)* [1] [2]	$ 1.15	$ 2.12	$ 1.61
Dividends per share	$ 3.00 [3]	$ 1.90 [4]	$ 1.60
Weighted average diluted common shares outstanding	8,330	8,317	8,343

Notes: (1) Adjusted net income and adjusted FFO excludes the change in fair value of derivative instruments, net of certain associated costs.
(2) For a complete discussion of FFO, please see pages 23 and 24 of the Annual Report on Form 10-K.
(3) Includes a special distribution of $1.40 per share declared in November 2006 in connection with the sale of our investment in ARCap.
(4) Includes a special distribution of $0.30 per share declared in October 2005 in connection with the prepayment of GNMA and mezzanine investments.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of us and our management (which includes our Advisor) and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, which are discussed in more detail in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, include the following:

- Risks of investing in uninsured and non-investment grade mortgage assets;
- Competition in acquiring desirable investments;
- Interest rate fluctuations;
- Risks associated with investments in real estate generally and the properties which secure many of our investments;
- General economic conditions, particularly as they affect the value of our assets and the credit status of our borrowers;
- Dependence on our external Advisor for all services necessary for our operations;
- Conflicts which may arise among us and other entities affiliated with our Advisor that have similar investment policies to ours;
- Risks associated with the repurchase agreements we utilize to finance our investments and the ability to raise capital;
- Risks associated with the failure to qualify as a REIT; and
- Risks associated with Collateral Debt Obligation ("CDO") transactions, which include, but are not limited to:
  - The inability to acquire eligible investments for a CDO issuance;
  - Interest rate fluctuations on variable-rate swaps entered into to hedge fixed-rate loans;
  - The inability to find suitable replacement investments within reinvestment periods; and
  - The negative impact on our cash flow that may result from the use of CDO financings with over-collateralization and interest coverage requirements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report.

amac
managed by
centerline capital group

To Our Shareholders:

2006 was a pivotal year for AMAC. We redirected our business plan and investment strategy, put a new management team in place and shifted the composition of our investment portfolio. We view these events as positive steps necessary to create the most efficient business model for our company. However, AMAC faced a tremendous amount of competition in 2006, stemming from the continued inflows of capital to the commercial bridge and mezzanine loan markets, which caused spreads to tighten. The combination of the competitive marketplace and events that occurred in our investment portfolio in connection with five non-performing mezzanine loans had a material impact on our 2006 financial results.

2006 Overview

At the beginning of 2006, we put a new investment strategy in place and began acquiring first mortgage, mezzanine and bridge loans on commercial properties, with the intent to utilize Collateralized Debt Obligation ("CDO") technology to finance our investing. This strategy was a shift from our historic focus, which included investing at least 40% of our assets in government insured loans, leveraging those loans to 90% through repurchase agreements, and utilizing the proceeds to invest in high-risk and high-yield bridge and mezzanine loans. In our prior investment parameters, we had a 50% leverage limitation, which enabled us to leverage only our government insured loans. Working with the originations team of our advisor, CharterMac (recently renamed Centerline Capital Group), we set a goal of $400 million of new originations for 2006. While we met our origination goal for the year and successfully completed our first CDO offering, we found that our origination mix for the year was predominately first mortgage loans rather than bridge and mezzanine loans. This was due primarily to the intense competition in the bridge and mezzanine market coupled with the fact that Centerline's origination team at that time was focused on first mortgage financing and did not have as much experience acquiring mezzanine and bridge loans. As a result, our asset mix in our first CDO offering was mostly first mortgage loans. While this lowered the risk profile in our investment portfolio, it also lowered the return on equity to AMAC.

After implementing our new investment strategy, we divested certain lower-yielding, non-core assets. In the fourth quarter, we sold 20 of our Fannie Mae certificates with an outstanding carrying amount of $74 million. In connection with the sale, we recognized impairment losses of approximately $2.2 million in the third quarter and a loss on sale of approximately $784,000 in the fourth quarter. This portfolio of debt securities had a weighted average interest rate of 5.48%, which is below the targeted yield for our new investments and provided a return on equity below our targeted benchmark. We felt it would be a more efficient use of this capital to sell these assets and redeploy the proceeds to fund our newly focused investment pipeline.

The other material factors affecting our financial results were issues that occurred with five non-performing mezzanine loans in our investment portfolio. AMAC originated each of these loans in 2005, prior to launching our new investment strategy, and they had a different risk profile associated with them as compared to the loans we originate currently. In the third quarter, we recorded impairments totaling $2.4 million with respect to two mezzanine loans in Texas and, in the fourth quarter, we recorded an impairment of $12.0 million with respect to two condominium conversion loans in the Tampa, Florida area and a land development loan in Somerset County, New Jersey. We will continue to pursue our rights and make efforts to collect on these loans; however, we recorded the losses due to the certain events and the uncertainty surrounding the likelihood of collection. We are continuing to monitor closely our entire investment portfolio and do not believe we need to record any additional impairments in connection with any other loans in our investment portfolio at this time.

While the combination of these events had a material negative impact on our earnings in 2006, many positive events occurred at AMAC. On August 15th, we completed the sale of our investment in ARCap to our advisor, Centerline Capital Group. ARCap is a fund manager specializing in the acquisition, management and servicing of high-yield commercial mortgage-backed securities and high-yield direct real estate loans. AMAC had held a $20 million investment in ARCap since 2000, and received total proceeds from the sale of approximately $40.5 million.

p: 212 317 5700
f: 212 751 3550

625 Madison Ave NY NY 10022
www.americanmortgageco.com

AMEX: AMC

In addition to recognizing an excellent return on its initial investment, there are several other reasons this transaction was beneficial to AMAC. As ARCap was integrated into Centerline's platform, we reconstituted AMAC's executive team to include senior members of both Centerline's and legacy-ARCap's management, including myself as Chief Executive Officer and Daryl Carter as our President. Since taking office, working with Centerline's risk policy group, we have redefined our credit approval process and strengthened our asset management platform. Additionly, legacy-ARCap's highly rated servicing team has taken over primary and special servicing functions on AMAC's existing loan portfolio.

2007 Overview

As we look to 2007 and beyond, we are focused on utilizing strategic relationships available to us through Centerline to deploy carefully our capital primarily in bridge and mezzanine loans as well as select first mortgage loans. Centerline has recruited additional originators that have more experience with bridge, mezzanine and other structured finance products that will help us in our efforts. Our pipeline is developing nicely and as of April 1st, we have closed $100 million of transactions in 2007, $65.3 million of which are mezzanine or bridge loans. We will continue utilizing CDO technology to finance our lending activities, which should produce a higher return on equity for our Company over time.

We believe diligent growth and diversification of AMAC's investments, combined with high quality asset management, will lead to a more efficient business model and maximize shareholder value. We are confident we have taken the steps necessary to position AMAC for a positive future. Demonstrating Centerline's confidence in our long term value, Centerline has committed to enter into a 10b5-1 plan to purchase up to 9.8% of AMAC's outstanding shares, further aligning our advisor's interests with those of our common shareholders.

Lastly, I would like to reiterate that we do not have any exposure to the recent events that occurred in the sub-prime single family loan market in any area of our business. We are not engaged in any form of sub-prime lending activities and do not hold any single family investments on our balance sheet.

Annual Meeting

AMAC invites you to join our annual shareholders' meeting on Tuesday, June 12, 2007, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.

We thank all of our shareholders and employees for their continued support, and look forward to reporting on AMAC's progress in the year ahead.



J. Larry Duggins
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23972

AMERICAN MORTGAGE ACCEPTANCE COMPANY

(Exact name of registrant as specified in its charter)

Massachusetts	**13-6972380**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
625 Madison Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(212) 317-5700**

Securities registered pursuant to Section 12(b) of the Act:

Shares of Beneficial Interest, par value $.10

Name of each exchange on which registered:
American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _X_ No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large Accelerated filer ___ Accelerated filer _X_ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The approximate aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2006 was approximately $119,980,000.

As of March 1, 2007 there were 8,402,049 outstanding common shares of the Registrant's shares of beneficial interest.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Those portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held in June 2007, which are incorporated into Items 10, 11, 12, 13 and 14.

Table of Contents

AMERICAN MORTGAGE ACCEPTANCE COMPANY

ANNUAL REPORT ON FORM 10-K

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of us and our management (which includes our Advisor) and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, which are outlined in detail in Item 1A of this document, include, but are not limited to the following:

- Risks of investing in uninsured and non-investment grade mortgage assets;
- Competition in acquiring desirable investments;
- Interest rate fluctuations;
- Risks associated with investments in real estate generally and the properties which secure many of our investments;
- General economic conditions, particularly as they affect the value of our assets and the credit status of our borrowers;
- Dependence on our external Advisor for all services necessary for our operations;
- Conflicts which may arise among us and other entities affiliated with our Advisor that have similar investment policies to ours;
- Risks associated with the repurchase agreements we utilize to finance our investments and the ability to raise capital;
- Risks associated with the failure to qualify as a REIT; and
- Risks associated with Collateral Debt Obligation ("CDO") transactions, which include, but are not limited to:
    - The inability to acquire eligible investments for a CDO issuance;
    - Interest rate fluctuations on variable-rate swaps entered into to hedge fixed-rate loans;
    - The inability to find suitable replacement investments within reinvestment periods; and
    - The negative impact on our cash flow that may result from the use of CDO financings with over-collateralization and interest coverage requirements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report on Form 10-K.

PART I

Item 1. Business.

General

American Mortgage Acceptance Company was formed in 1991 as a Massachusetts business trust. We elected to be treated as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). We are an externally managed REIT; all of our operations are conducted, pursuant to an Advisory Services Agreement, by CharterMac AMI Associates, Inc. (the "Advisor"), a subsidiary of CharterMac, a publicly traded company. We operate in one business segment, which focuses on investing in mortgage loans and other debt instruments secured by multifamily and commercial property throughout the United States. Throughout this report, the terms "we", "us", "our", "our Company" and similar terms are meant to refer to American Mortgage Acceptance Company and its consolidated subsidiaries.

Additional Information

Additional information about us beyond what is included in this Form 10-K, including our *Code of Business Conduct and Ethics*, is available at www.americanmortgageco.com. As soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"), we make available on or through our website, free of charge:

- our annual report on Form 10-K;
- our quarterly reports on Form 10-Q;
- our current reports on Form 8-K; and
- amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

You may also read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, or obtain them by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We will provide a copy of any of the foregoing documents upon request.

None of the information on our website that is not otherwise expressly set forth or incorporated by reference in the Form 10-K is a part of this Form 10-K.

Business Strategy

Our business plan focuses on originating and acquiring mortgage loans and other debt instruments secured by multifamily and commercial properties throughout the United States. We invest in mezzanine loans, construction loans, first mortgage loans, subordinated interests in first mortgage loans and bridge loans. These mortgages may have fixed or variable interest rates. Additionally, we may invest in subordinate commercial mortgage-backed securities and other real estate assets. We have also invested in government insured or agency guaranteed first mortgages, insured mortgage pass-through certificates or insured mortgage backed securities, but we have divested ourselves of many of these assets.

We have begun funding the growth in our investment portfolio by utilizing CDO securitizations. A real estate CDO is a capital markets transaction in which the holder of various forms of real estate debt instruments finances those assets by selling bonds backed by the assets. We securitized $400.0 million of our investment portfolio in November 2006, of which, approximately $383.1 million had been originated when the securitization closed, and we intend to securitize additional growth in our investment portfolio using these types of transactions. Securities issued in CDO transactions will not be registered under the Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In November 2006, we formed a subsidiary to accumulate assets for the purposes of executing a planned second CDO securitization.

Investing

We seek to leverage the expertise of our Advisor and its affiliates in originating the loans and other assets in which we invest. In addition, our Advisor, through its affiliates, provides the expertise to perform both the initial underwriting of the properties which serve as direct or indirect collateral for our loans, as well as the ongoing asset management and special servicing of those properties through construction, lease-up and stabilization.

We invest, or have invested in, the following types of commercial real estate loans:

- First mortgage loans;
- Subordinated B-notes and mezzanine loans;
- Bridge loans;
- Government insured and guaranteed investments; and
- Other investments

First Mortgage Loans

During 2006, we significantly grew our investment base by investing in first mortgage loans that are secured by multifamily or commercial properties. The loans, which are originated by affiliates of our Advisor, may be in the form of long-term fixed-rate financing obligations or subordinate interests in long-term fixed-rate financing obligations.

We may also invest in revenue bonds that are secured by first mortgages on affordable multifamily housing properties throughout the country. The revenue bonds generally rank on par with tax-exempt first mortgage revenue bonds that are owned by CharterMac, the parent of our Advisor. The proceeds from these revenue bonds are generally used for the new construction or substantial rehabilitation of affordable multifamily properties.

Subordinated B-notes and Mezzanine Loans

We originate or acquire B-notes and mezzanine loans (subordinate loans secured by interests in the borrowing entity) that typically finance newly stabilized or transitional multifamily and commercial real estate properties. We originate B-notes and mezzanine loans for office, retail or industrial properties as well. The interest rates we offer are either fixed or variable rate. We seek assets secured by properties in real estate markets with strong fundamentals and transactions with well capitalized developers or guarantors. Our B-notes and mezzanine transactions may involve us:

1) issuing mezzanine debt subordinated to an existing first mortgage loan;
2) jointly bidding with a senior lender and closing simultaneously (the process can be seamless to the client);
3) acquiring a subordinated loan from a senior lender; or
4) originating the entire debt structure and selling the first mortgage to a senior lender.

B-notes and mezzanine loans are subordinate to senior mortgages and may include a participating component, such as a right to a portion of the cash flow and proceeds generated from the refinancing and sale of the underlying properties. Typically, they are secured by equity interests in the borrower and have limited recourse to the borrower.

Bridge Loans

We originate or acquire Bridge financing on commercial properties nationwide. Bridge loans are secured by first mortgage liens on assets undergoing a transition or repositioning. Due to the transitional nature of the underlying assets, bridge loans typically require additional credit enhancement such as letters of credit or performance guarantees. Bridge loans are typically short term financings with terms ranging from 1 to 5 years. The interest rates may be either fixed or variable.

Government Insured and Guaranteed Investments

Our debt securities investments consist of government insured or guaranteed investments, primarily through the acquisition of Government National Mortgage Association ("GNMA" or "Ginnie Mae") and Federal National Mortgage Association ("FNMA" or "Fannie Mae") mortgage-backed securities and pass-through certificates. We believe that government agency insured lending offers safety, liquidity and moderate yields, while also providing a strong asset base for collateralized borrowing on favorable terms.

Other Investments

From time to time, we may invest in assets outside of our normal investment strategy (for example, equity investments or Commercial Mortgage Backed Securities ("CMBS")) if we believe that making such an investment is advantageous in maximizing our return on equity.

Financing

During 2006, we began financing our investment growth by utilizing CDO securitizations. Prior to a securitization, we finance investments through a mortgage loan repurchase facility, or similar arrangement, which is repaid from the proceeds received when the CDO securitization is complete.

We finance our remaining investing activity primarily through borrowing from various other facilities at short-term rates. We have two debt securities repurchase facilities and a line of credit with a related party, all of which are used as financing sources.

For further information about these facilities, see *Management's Discussion and Analysis – Liquidity and Capital Resources* and Notes 8, 9, 10 and 12 to the consolidated financial statements.

In addition, we may also issue common shares to fund investing activity. We have the capacity to raise approximately $170.0 million of additional funds by issuing either common or preferred shares pursuant to a shelf registration statement filed with the SEC.

From time to time, we may also issue other types of securities to raise additional capital. For example, during 2005, our subsidiary issued $25.0 million of variable rate preferred securities, the proceeds of which were used to purchase FNMA certificates.

Competition

We compete with various financial institutions including investment banks, commercial banks, insurance companies, other REITs, opportunity and private equity funds and pension fund advisors for investment opportunities.

Management and Governance

We have engaged our Advisor to manage our day-to-day affairs. Our Advisor has subcontracted with CharterMac Capital LLC ("CharterMac Capital") and ARCap Servicing, Inc. ("ASI"), subsidiaries of CharterMac, to provide the services necessary for our operations. Through our Advisor, CharterMac Capital and ASI offer us a core group of experienced staff and executive management personnel who provide us with services on both a full- and part-time basis. These services include, among other things, origination, acquisition, underwriting, asset monitoring, portfolio management, legal, finance, accounting, capital markets, investor relations and loan servicing.

We have no employees. Our Advisor receives compensation for the services it provides to us as set forth in Item 8, *Financial Statements and Supplementary Data*; Item 11, *Executive Compensation*; and Item 13, *Certain Relationships and Related Transactions, and Director Independence*. In addition, we reimburse our Advisor and certain of its affiliates for expenses they incur in connection with their performance of services for us in accordance with our Advisory Services Agreement ("Advisory Agreement").

We are governed by a board of trustees comprised of five independent trustees and three non-independent trustees who are affiliated with our Advisor.

Item 1A. Risk Factors.

An investment in our common shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this document. If any of the risks discussed actually occur, our business, financial condition, results of operations and cash flows, and the value of your investment, could be materially adversely affected.

For convenience, we have grouped these risk factors as follows:

1. Risks related to our investments
2. Risks related to our Advisor
3. Risks related to our debt obligations
4. Risks related to our classification as a REIT and not as an investment company
5. Risks related to our common shares and our shareholders

1. Risks related to our investments

There are risks associated with investments secured by real estate, which may negatively affect our earnings

We derive most of our income by investing, directly and indirectly, in debt secured by multifamily or commercial properties. Such investments subject us to various types and degrees of risk that could adversely affect the value of our investments and our ability to generate revenue and net income.

Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to:

- national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors);
- local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space and market demand for condominium units) as well as national, regional and local politics, including current or future rent stabilization and rent control laws and agreements;
- stability of the controlling entity of our borrower and managing agent of the borrower's property;
- construction quality, age and design;
- demographic factors;
- retroactive changes to building or similar codes;
- increases in operating expenses (such as energy costs);
- the potential need to expend additional capital in order to preserve our investment if a mortgage loan is called due to construction not being completed as required in the mortgage loan documents;
- the ability to increase rents to generate the funds necessary to maintain the properties securing our investments in proper condition which can depend upon rent limitations imposed by the federal low income housing tax credit ("LIHTC") Program and city, state and federal housing subsidy or similar programs;
- if a loan defaults, the value of the property securing the loan (plus, for properties that are financed through the LIHTC Program, the value of the credits) may be less than the unamortized principal amount of the loan;
- the costs of removal of certain hazardous substances released on a property securing our investment; a property operator could be liable for without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances; and
- costs to comply with the Americans with Disabilities Act, fire and safety regulations, building codes, and other land use regulations.

These conditions and events may increase the possibility that a property operator or developer may be unable to meet its obligations to us or otherwise expose us to losses, thereby affecting our net income.

From time to time, through the foreclosure process, we may also take title to properties as a result of loan defaults by borrowers. While our Advisor would act to improve the operating performance of any such properties and actively market them for sale, the assets tend to be illiquid and there is no assurance that we would realize the full carrying amounts when the properties are sold.

Commercial real estate investments that are non-investment grade involve risk of loss

General. We intend to continue to originate and acquire non-investment grade mortgage loans and mortgage assets as part of our investment strategy. Such loans and assets may include first mortgage loans, mezzanine loans, construction loans, bridge loans, subordinated interests in first mortgage loans and CMBS. While holding such interests, we will be subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under mortgage loans we hold, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan.

Limited recourse loans may limit our recovery to the value of the mortgaged property. Our loans are generally non-recourse, although some may have limited recourse provisions for a short period. In addition, limited recourse against the borrower may be further limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the selection of remedies and the impact of those laws on that selection. With respect to our non-recourse mortgage loans, in the event of a borrower default, the value of the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loans that provide for recourse against the borrower and its assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

In addition, investment in subordinated interests in mortgage loans do not provide us with foreclosure remedies upon default. Should an investment default, we may lose our entire investment in such loans.

Competition in acquiring desirable investments may limit their availability which could, in turn, negatively affect our ability to generate net income

We compete for loan investments with numerous public and private real estate investment vehicles, such as investment banks, commercial banks, insurance companies, other REITS, opportunity and private equity funds and pension fund advisors. Mortgages, mezzanine loans, subordinated interests in CMBS and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Many of our competitors are larger than us, may have access to greater capital resources and other resources, and may have other advantages over us and our Advisor in conducting certain business and providing certain services. Competition may result in higher prices for mortgage assets, lower yields and a narrower spread of yields over our borrowing costs. There can be no assurance that we will achieve investment results that will allow any specified level of cash distribution.

Interest rate fluctuations will affect the value of our assets and our ability to generate net income

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our net income in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates.

Our income depends primarily on the spread between income we earn and our borrowing costs to fund investments. Interest rate mismatch occurs because many of our assets generate income at a fixed rate while our borrowings have interest rates that reset relatively rapidly, such as monthly or quarterly. In addition, in periods of declining market rates, income from our variable rate investments would decline. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income and could result in operating losses. See also Item 7A, *Quantitative and Qualitative Disclosure about Market Risk.*

Prepayment rates may negatively affect the value of our investments.

The value of our investments may be affected by prepayment rates. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. To the extent we originate mortgage loans, we expect that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than would other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

We may not accurately assess investment yields, which may negatively affect our earnings

Before making any investment, our Advisor will consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations will affect our or our Advisor's decision whether to purchase such an investment and the price offered for such an investment. No assurances can be given that we or our Advisor will make an accurate assessment of the yield to be produced by an investment. Many factors beyond our and our Advisor's control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions and the quality of management of the underlying property. Our Advisor's inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may negatively affect our earnings.

Participating interests in mortgages may not be realized

In connection with the acquisition and origination of mortgages, we have obtained and may continue to obtain participating interests that may entitle us to payments based upon a property's cash flow, profits or any increase in the value of the property that would be realized upon a refinancing or sale of the property. As the operation of a particular property is subject to numerous variables and risks, there can be no assurance that a participating interest will result in additional payments to us.

Concentration and the credit quality of borrowers may result in losses

We have not established any limit upon the geographic concentration of properties securing our investments or the credit quality of borrowers of uninsured investments. As a result, properties securing our investments may be overly concentrated in certain geographic areas and the underlying borrowers of our uninsured investments may have low credit quality. As of December 31, 2006, 87.9% of our portfolio was comprised of non-insured investments. Of this group of assets, 19.8%, 19.4% and 11.0% were secured by properties in Texas, California and New York, respectively. We had no borrowers exceeding 10% of our portfolio of investments in mortgage loans, notes receivable and revenue bonds.

2. Risks related to our Advisor

We are dependent on our Advisor and if our Advisor terminates the Advisory Agreement, we may not be able to find an adequate replacement advisor

We have no employees, although we have officers. We have entered into an Advisory Agreement with our Advisor under which it provides us with all of the services necessary for our operations. We are dependent on our Advisor for the management and administration of our business and investments. The results of our operations will be dependent upon the availability of, and our Advisor's ability to identify and capitalize on, investment opportunities. The agreement may be terminated:

(i) without cause by our Advisor; or
(ii) with or without cause by a majority of our independent trustees.

The Advisor can terminate the agreement without penalty, but we are subject to a termination fee, except in certain instances, for termination or non-renewal, equal to four times the asset management fee and four times the incentive management fee that our Advisor would have been entitled to receive from us during the four calendar quarter period immediately proceeding the effective date of such termination. Termination would be effective upon 60 days prior written notice to the non-terminating party. If our Advisor terminates our agreement, we may not be able to find an adequate replacement advisor.

Conflicts of interest could arise among us and our related parties

Our Advisor has subcontracted to its affiliates, CharterMac Capital and ASI, its obligation to provide services under the Advisory Agreement, and there are risks involved with this arrangement. Under our Advisory Agreement, the Advisor, CharterMac Capital and ASI are permitted to act as advisor to other entities having investment policies similar to ours, including other REITs. Generally, in conflict situations with non-affiliated entities, our Advisor must present an investment opportunity to us if the opportunity is within our investment objectives and policies, the opportunity is of a character that could be taken by us, and we have the financial resources to take advantage of the opportunity.

Additionally, CharterMac, the parent of the Advisor, has in the past, and may in the future, invest in first mortgage loans, including taxable first mortgage revenue bonds or other investments that are similar to those in which we invest.

To the extent that these existing entities, as well as affiliated entities which may be formed by affiliates of our Advisor in the future, have funds available for investment at the same time as we do and a potentially suitable investment is offered to us or the affiliated entities, our Advisor will review the affiliated entities' and our investment portfolios and will determine whether or not the investment should be made by one of the affiliated entities or by us based upon factors such as the amount of funds available for investment, yield and portfolio diversification. If the making of a mortgage loan or other mortgage investment appears equally appropriate for us and these affiliated entities, the mortgage loan or other mortgage investment will either be made by a joint venture between two or more of such entities (which may include us), or will be allocated to one of such entities on a basis of rotation with the initial order of priority determined by the dates of formation of the entities. We also have a co-investment agreement with a fund affiliated with (and managed by an affiliate of) our Advisor whereby we invest equally in commercial real estate loans. In the event that there is a default with respect to any of these investments, however, a conflict could exist with respect to claims on underlying assets, proceeds from liquidation, etc.

In addition, Stephen M. Ross is the principal owner of The Related Companies L.P ("Related"), as well as the Chairman and an indirect owner of a 20.7% economic interest in CharterMac. Jeff T. Blau, one of our managing trustees, is also President of Related. Affiliates of Related are the borrowers of commercial real estate loans we own (see Notes 2 and 20 to the consolidated financial statements) and any defaults with respect to those loans would present a conflict of interest with respect to exercising our remedies.

Conflicts of interest could arise in transactions where we lend to or borrow from affiliates of our Advisor

Every transaction entered into between us and an affiliate of our Advisor raises a potential conflict of interest. In addition to the initial determination to invest in mortgage investments secured by properties owned by an affiliate of our Advisor, such conflicts of interest with respect to these mortgage investments include, among others, decisions regarding:

- whether to waive defaults of such affiliate;
- whether to foreclose on a loan; and
- whether to permit additional financing on the properties securing our investments other than financing provided by us.

We have invested in, and may in the future invest in, mortgage investments secured by properties in which affiliates of our Advisor own equity interests in the borrower. Our declaration of trust requires that any transaction between our Advisor or any of its affiliates and us be approved by a majority of our trustees, including a majority of the independent trustees, not otherwise interested in the transaction, as being fair and reasonable and on terms not less favorable to us than those available from unaffiliated third parties. As of December 31, 2006, we had four first mortgage loans with a total carrying value of approximately $91.9 million, and four multifamily housing first mortgage bonds with a total carrying value of approximately $5.0 million to borrowers that are affiliates of our Advisor, which represents 13.4% of our total assets.

In June 2004, we entered into a revolving credit facility with CharterMac, which provides up to $50.0 million in borrowings and bears interest at LIBOR plus 3.0% basis points. This facility was extended through June 2007 and contains terms that are similar to those we would obtain from a third-party lender. In June 2007, we will have the option to extend the maturity date one year, which we expect to do. As of December 31, 2006, there was approximately $15.0 million outstanding on this facility.

3. Risks related to our debt obligations

Short-term repurchase agreements involve risk of loss

We finance, and expect to continue to finance, a portion of our investments through collateralized borrowing in the form of repurchase agreements, which involve us selling assets concurrently with our agreement to repurchase them at a later date and at a fixed price. During the repurchase agreement period, we continue to receive principal and interest payments on the assets. The use of borrowing, or "leverage," to finance our assets involves a number of risks, including the following:

If we are unable to renew our borrowings at favorable rates, we may be forced to sell assets, and our profitability may be adversely affected.

We rely on short-term repurchase agreements to finance a portion of our assets. Our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and our ability to renew or replace these short-term borrowings on a continuous basis as they mature. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability. As of December 31, 2006, we had borrowings of approximately $163.6 million outstanding under our repurchase facilities.

A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

Repurchase agreements involve the risk that the market value of the securities sold by us may decline and that we will be required to post additional collateral, reduce the amount borrowed or suffer forced sales of the collateral. If forced sales were made at prices lower than the carrying value of the collateral, we would experience additional losses. If we are forced to liquidate our assets to repay borrowings, there can be no assurance that we will be able to maintain compliance with the REIT asset and source of income requirements.

Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

Our repurchase agreements require us to pledge certain of our assets to the lender to secure our obligations thereunder. Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, which may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we were to file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of, and liquidate, the assets we pledged under these agreements without delay.

There are risks associated with our CDO transactions

We are exposed to additional risks when we finance a portion of our investment portfolio through a CDO transaction. Risks associated with financing investments through a CDO include the following:

We may not be able to acquire eligible investments for a CDO issuance, or may not be able to issue CDO securities on attractive terms, which may require us to utilize more costly financing for our investments, or to liquidate the investments.

We have begun to finance certain of our investments on a non-recourse, long-term basis through the issuance of CDOs. During the period that we are acquiring these investments, we finance our purchases through warehouse facilities. We use these facilities to finance our acquisition of investments until we have accumulated a sufficient quantity of them, at which time we may refinance these lines through a securitization, such as a CDO issuance, or other types of long-term financing. As a result, we are subject to the risk that we will not be able to acquire a sufficient amount of eligible investments to maximize the efficiency of a CDO issuance. In addition, conditions in the capital markets may make the issuance of CDOs less attractive to us when we do have a sufficient pool of collateral. If we are unable to issue a CDO to finance these investments, we may be required to utilize other forms of potentially less attractive financing, or otherwise liquidate the collateral.

We may not be able to find suitable replacement investments in collateralized debt obligations with reinvestment periods.

Some CDOs have periods where principal proceeds received from assets securing the obligation can be reinvested for a defined period of time, commonly referred to as a reinvestment period. Our ability to find suitable investments during any reinvestment period that meet the criteria set forth in the CDO documentation and by rating agencies may determine the success of our CDO investments. Our potential inability to find suitable investments may, among other things:

- cause interest deficiencies;
- cause hyper-amortization of the senior CDO liabilities; and
- cause us to reduce the life of our CDOs and accelerate the amortization of certain fees and expenses.

The use of CDO financings with over-collateralization and interest coverage requirements may have a negative impact on our cash flow.

The terms governing CDOs generally provide that the principal amount of investments must exceed the principal balance of the related bonds by a certain amount and that interest income exceed interest expense by a certain amount. If delinquencies and/or losses or other factors cause a decline in collateral or cash flow levels, the cash flow otherwise payable on our investment may be redirected to repay the senior classes of debt until such point as the CDO is in compliance with the terms of the CDO. We cannot assure you that the performance tests will be satisfied. If our investments fail to perform as anticipated, our over-collateralization, interest coverage or other credit enhancement expense associated with our CDO financings will increase.

We may be required to repurchase loans that we have sold or to indemnify holders of our CDOs.

If any of the loans we originate or acquire and sell or securitize through CDOs do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans or replace them with substitute loans. In addition, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchases or indemnification payments could adversely affect our financial condition and operating results.

Hedging transactions can limit gains and increase exposure to losses

Hedging involves risk and hedging activities may not have the desired beneficial impact on our results of operations, financial condition or cash flows. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates.

We intend generally to hedge as much of the interest rate risk as our Advisor determines is in our best interests given the cost of such hedging transactions. REIT provisions of the Code may limit our ability to hedge our assets and related borrowings. Any limitation on our use of hedging techniques may result in greater interest rate risk.

4. Risks related to our classification as a REIT and not as an investment company

There are risks associated with being a REIT, which include the following:

Failure to qualify as a REIT would subject us to federal, state and local income taxes, which would reduce the net income and cash available for distribution to our shareholders.

We offer investors the opportunity to invest through an entity intended to qualify as a REIT for federal income tax purposes. The federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing REIT qualification are limited. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of participation interests in mortgage loans and mezzanine loans, and the possibility of future changes in its circumstances, no assurance can be given that we will qualify for any particular year.

If we fail to qualify as a REIT in any calendar year and do not qualify for certain statutory relief provisions, we would be required to pay federal, state and local income taxes on our taxable income. We might need to borrow money or sell assets in order to pay that tax. Our payment of income tax would decrease the amount of our cash available for distribution to our shareholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused or cured under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

As a REIT, our income can only come from limited types of sources.

To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and at least 95% of our gross income must come from qualified real estate sources and certain other sources that are itemized in the REIT tax laws. In addition to these income tests, we must satisfy certain requirements concerning our assets on a quarterly basis, including the requirement that at least 75% of our assets qualify as real estate assets. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our shareholders.

In order for us to qualify as a REIT, we must distribute to our shareholders, each calendar year, at least 90% of our taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we may be subject to a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than certain specified amounts.

Our taxable income may substantially exceed our net income as determined based on accounting principles generally accepted in the United States of America ("GAAP"), because, for example, realized capital losses will be deducted in determining the REIT's GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of net income or in advance of the corresponding cash flow from the assets. To the extent that we generate such non-cash taxable income, or "phantom" income, in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to our shareholders in that year or we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

We are also subject to other tax liabilities.

As a REIT, we may be subject to federal, state and local taxes on certain types of income, property and transactions. Any of these taxes would reduce our operating cash flow.

Liquidation of collateral may jeopardize our REIT status.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT.

Changes in tax laws regarding REITs could adversely affect our net income.

Congress, and to some extent the United States Department of Treasury, as well as state legislatures and regulatory authorities, could at any time adversely change the way in which a REIT and its stockholders are taxed, by imposing additional entity-level taxes, further restricting the permissible beneficial ownership and types of assets and income of a REIT, requiring additional distributions, or changing the law in any other respect. Moreover, such changes could apply retroactively. Should any such changes be implemented, they may cause our net income to decline.

Loss of Investment Company Act exclusion would adversely affect us.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Towards this end, we rely on an exclusion from regulation as an investment company available to entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exclusion, we must maintain at least 55% of our assets directly in these qualifying real estate interests, and 80% of our assets in qualifying real estate interests and real estate-related interests. In meeting the 55% requirement, we treat as qualifying real estate interests our investments in whole mortgage loans and revenue bonds that are secured by first mortgages on affordable multifamily housing properties. We also treat as qualifying real estate interests our investments in mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered qualifying real estate interests for purposes of the 55% requirement. Instead, we treat our interests in these mortgage-backed securities as real estate-related interests. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act.

If we fail to qualify for the exclusion for real estate companies, we would be regulated as an investment company and our business would be materially adversely affected. As a regulated investment company, we would be prevented from conducting our business as described in this document because the Investment Company Act contains various restrictions that, among other things, would reduce our ability to borrow. If the SEC or its staff adopts a contrary interpretation with respect to the treatment of investments in mortgage backed securities, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. In addition, in order to insure that we at all times qualify for the exclusion from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on those that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

5. Risks related to our Common Shares and our Shareholders

Restrictions on share accumulation in REITs could discourage a change of control of our company.

In order for us to qualify as a REIT, not more than 50% of the number or value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year.

In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares and a resulting failure to qualify as a REIT, our declaration of trust provides that, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares. The shares most recently acquired by a person that are in excess of the 9.8% limit will not have any voting rights and will be deemed to have been offered for sale to us for a period subsequent to the acquisition. Any person who acquires shares in excess of the 9.8% limit is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, preserving our status as a REIT, they also discourage a change in control of our company. These restrictions may also deter tender offers that may be attractive to shareholders or limit the opportunity for shareholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Supermajority voting requirements for acquisitions and mergers could discourage a change of control of our company.

Our declaration of trust requires that 80% of our shareholders and all of our independent trustees approve exchange offers, mergers, consolidations or similar transactions involving us in which our shareholders receive securities in a surviving entity having materially different investment objectives and policies, or that is anticipated to provide significantly greater compensation to management, except for transactions affected because of changes in applicable law, or to preserve tax advantages for a majority in interest of our shareholders. These restrictions may also deter tender offers that may be attractive to shareholders or limit the opportunity for shareholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Issuances of large amounts of our common shares could cause our share price to decline.

Our declaration of trust permits our trustees to issue an unlimited number of shares (subject to SEC registration requirements and the consent of shareholders if required pursuant to the rules of the American Stock Exchange). The issuance of common shares could cause dilution of our existing common shares and a decrease in the market price of our common shares.

Our shareholders may have personal liability for our acts and obligations.

It is possible that certain states may not recognize the limited liability of shareholders, although our declaration of trust provides that our shareholders shall not be subject to any personal liability for our acts or obligations. In certain states, our shareholders may be held personally liable for contract claims where the underlying agreement does not specifically exclude shareholder liability. Our shareholders may also be held personally liable for other claims against us, such as tort claims, claims for taxes and certain statutory liability. Upon payment of any such liability, however, the shareholder will, in the absence of willful misconduct on the shareholder's part, be entitled to reimbursement from our general assets, to the extent such assets are sufficient to satisfy the claim.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We utilize office space of our Advisor and otherwise have no owned or leased properties that we use to conduct our business.

As a result of not being eligible for sale accounting treatment on certain properties sold in 2004, we have three properties classified as real estate owned - held and used. See Note 6 to the consolidated financial statements for further discussion of these properties.

Item 3. Legal Proceedings.

We are not party to any pending material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of March 8, 2007, there were 224 registered shareholders owning 8,402,049 shares. Our common shares have been listed on the American Stock Exchange since July 1, 1999, under the symbol "AMC". Prior to July 1, 1999, there was no established public trading market for our shares.

The high and low common share prices for each quarterly period in the past two fiscal years in which the shares were traded is as follows:

	2006		2005	
Quarter Ended	Low	High	Low	High
March 31	$14.66	$16.05	$13.70	$17.15
June 30	$14.15	$15.86	$13.44	$16.44
September 30	$14.65	$18.11	$13.93	$16.45
December 31	$16.13	$19.82	$13.14	$14.99

The last reported sale price of our common shares on the American Stock Exchange on March 8, 2007 was $9.80.

Incentive Share Option Plan

The following table provides information related to our Incentive Share Option Plan as of December 31, 2006:

Equity Compensation Plan Information

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	93,000	$15.03	652,941
Equity compensation plans not approved by security holders	--	--	--
Totals	93,000	$15.03	652,941

Dividends

Cash dividends per share for the years ended December 31, 2005 and 2006 are as set forth in the following table:

Cash Dividends for Quarter Ended	Date Paid	Per Share	Total Amount Distributed (in thousands)
March 31, 2005	5/13/05	$ 0.40	$ 3,335
June 30, 2005	8/12/05	0.40	3,324
September 30, 2005	11/14/05	0.40	3,325
December 31, 2005	2/14/06	0.40	3,322
Special dividends	11/30/05	0.30	2,493
Total for 2005		$ 1.90	$15,799
March 31, 2006	5/12/06	$ 0.40	$ 3,322
June 30, 2006	8/11/06	0.40	3,322
September 30, 2006	11/13/06	0.40	3,331
Special dividends	1/15/07	1.40	11,760
December 31, 2006	2/14/07	0.40	3,360
Total for 2006		$ 3.00	$25,095

There are no material legal restrictions upon our present or future ability to make distributions in accordance with the provisions of our declaration of trust. Future distributions paid by us will be at the discretion of our board of trustees and will depend on our actual cash flow, our financial condition, capital requirements, REIT requirements and such other factors as the trustees deem relevant.

Share Repurchases

We did not repurchase any of our common shares during the fourth quarter of 2006.

Other information required by this item, as well as additional information regarding our share repurchase program and share compensation paid to our independent trustees, is included in Notes 16 and 17 to our consolidated financial statements.

Item 6. Selected Financial Data.

The information set forth below presents our selected financial data. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* for factors affecting the comparability of this data. Additional financial information is set forth in the audited financial statements and footnotes thereto contained in Item 8, *Financial Statements and Supplementary Data.*

(In thousands except per share amounts)

	Year ended December 31,				
OPERATIONS	2006 (1)	2005 (2)	2004	2003	2002
Total revenues	$ 38,628	$ 33,863	$ 21,200	$ 16,368	$ 10,458
Income from continuing operations	$ 2,118	$ 14,801	$ 11,450	$ 11,733	$ 9,660
Net income	$ 2,687	$ 15,235	$ 11,273	$ 11,884	$ 9,660
Income from continuing operations per share, basic and diluted	$ 0.25	$ 1.78	$ 1.37	$ 1.50	$ 1.61
Net income per share, basic and diluted	$ 0.32	$ 1.83	$ 1.35	$ 1.52	$ 1.61
Dividends per share	$ 3.00	$ 1.90	$ 1.60	$ 1.60	$ 1.51

	December 31,				
FINANCIAL POSITION	2006	2005	2004	2003	2002
Total assets	$ 720,984	$ 400,723	$ 349,033	$ 327,107	$ 195,063
CDO notes payable	$ 362,000	$ --	$ --	$ --	$ --
Debt securities repurchase facilities	$ 79,427	$ 209,101	$ 157,633	$ 149,529	$ 87,880
Mortgage loan repurchase facility	$ 84,149	$ --	$ --	$ --	$ --
Warehouse facility	$ --	$ 4,070	$ 3,827	$ 34,935	$ 8,788
Line of credit - related party	$ 15,000	$ --	$ 4,600	$ --	$ --
Mortgages payable on real estate owned	$ 39,944	$ 40,487	$ 56,993	$ 15,993	$ --
Preferred shares of subsidiary (subject to mandatory repurchase)	$ 25,000	$ 25,000	$ --	$ --	$ --
Total liabilities	$ 635,976	$ 286,540	$ 228,501	$ 206,212	$ 100,725
Total shareholders' equity	$ 85,008	$ 114,183	$ 120,532	$ 120,895	$ 94,338

(1) During 2006, net income was significantly impacted by a gain resulting from the sale of our ARCap membership interests, offset by a substantial expense related to changes in the fair value of certain interest rate swaps to which we do not apply hedge accounting, a loss incurred from the sale of 20 FNMA securities and impairment charges recorded on two notes receivable and three mezzanine loans.

(2) During 2005, net income was impacted by the recognition of fees relating to an early payoff of a GNMA certificate and a mezzanine loan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Factors Affecting Comparability

During 2006, we recognized impairment losses on several mortgage loans and notes receivable. As a result, these charges have been recorded in impairment losses on investments on our consolidated statements of income. There were no such losses recognized in the 2005 and 2004 periods.

During 2006, we entered into fair value swaps to which we do not apply hedge accounting. As a result, changes in the market value of these derivatives have been recorded as gains and losses in other income on our consolidated statements of income. There were no such gains or losses recorded in prior comparable periods.

During August 2006, we sold our membership interests in ARCap, resulting in a significant gain on the sale, as well as additional equity income recognized from a special distribution prior to the sale, while eliminating any further equity income. Prior comparable periods, included equity income from the investment and 2005 included a conversion premium for when we converted a portion of our preferred membership units to common units.

During 2006, we sold twenty debt securities, resulting in a reduction of net income from impairment charges recorded, as well as the recognition of a loss on the sale. There were no such losses or impairments recorded in prior comparable periods.

During March 2005, we issued $25.0 million of Floating Rate Preferred Securities through a subsidiary. Due to the mandatory redemption feature of these securities, the payments or accruals of dividends and other amounts to be paid to the holders of these securities are reported as interest costs. As a result, these interest costs are classified as Interest – Distributions to Preferred Shareholders of Subsidiary (Subject to Mandatory Repurchase). There were no such interest costs in periods prior to 2005.

During September 2005, the GNMA certificate and mezzanine loan investments relating to one property were repaid prior to its maturity date. This pay off resulted in significantly higher levels of fees earned and gain on redemption. There were no such fees recognized in any comparable period.

Investment Activity

During the years ended December 31, we originated the following investments:

(In thousands)	2006		2005		2004	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Mortgage loans	$500,140	6.32%	$ 47,500	15.00%	$ 8,500	11.64%
Debt securities	--	--	61,691	6.04%	34,823	5.60%
Notes receivable	--	--	--	--	4,517	12.96%
Total	$500,140	6.32%	$109,191	9.94%	$ 47,840	7.37%

During 2006, the composition of our investment portfolio shifted to include a large portion of mortgage loans that collateralize our CDO notes payable, or will collateralize a planned second CDO securitization in 2007. We have shifted our investment strategy away from debt securities and increased our investments in mortgage loans, which are in the form of first mortgage loans, mezzanine and bridge loans and subordinated B-notes. The increases in these types of mortgage assets allows us to increase our ability to obtain leverage on those assets to allow for further investment activity.

Components of our 2006 mortgage investments are as follows:

(In thousands)	Amount	Weighted average interest rate
Mortgage loans investments		
First mortgage loans	$ 426,045	6.12%
Bridge loans	37,596	5.84
Mezzanine loans	6,500	8.32
Subordinated B-notes	29,999	9.25
Total	$ 500,140	6.32%

Results of Operations

The following is a summary of our operations:

(In thousands)	2006	2005	% Change 2006 vs 2005	2004	% Change 2005 vs 2004
Total revenues	$ 38,628	$ 33,863	14.1 %	$ 21,200	59.7 %
Total expenses	(52,277)	(22,043)	137.2	(12,150)	81.4
Total other income	15,767	2,981	428.9	2,400	24.2
Income from discontinued operations	569	434	31.1	(177)	345.2
Net income	$ 2,687	$ 15,235	(82.4)%	$ 11,273	35.1 %

The growth in our annual revenues in both 2006 and 2005 resulted primarily from increases in investment volume activity, as well as fees received as a result of an early paydown of a GNMA certificate and a mezzanine loan during 2005.

Expenses also increased for these periods due to:

- impairment charges recorded with respect to five mortgage loans and notes receivable in 2006;
- financing costs (particularly due to higher debt balances and steady increases in interest rates);
- the increase in property operations, interest expense and depreciation costs for Real Estate Owned; and
- Advisory fees for the 2005 period due to higher net income and an increased asset base.

The 2006 expense increase was offset by reduced advisory fees because we did not pay incentive management fees for that period.

Other income increased substantially during 2006 as a result of a gain on the sale of our ARCap Investors, L.L.C. ("ARCap") investment, partially offset by significant losses related to "mark to market" adjustments made to our free-standing derivatives.

Revenues

Changes in components of our revenues were as follows:

(dollars in thousands)	Year Ended December 31, 2006	2005	2004	% Change 2006 vs 2005	% Change 2005 vs. 2004	% of Total 2006 Revenues	% of Total 2005 Revenues	% of Total 2004 Revenues
Interest income:								
Mortgage loans	$19,637	$ 5,425	$ 1,808	262.0 %	200.1 %	50.8%	16.0%	8.5%
Debt securities	10,497	12,823	9,734	(18.1)	31.7	27.2	37.9	45.9
Notes receivable	387	1,563	2,546	(75.2)	(38.6)	1.0	4.6	12.0
Revenue bonds	503	581	633	(13.4)	(8.2)	1.3	1.7	3.0
Temporary investments	384	233	42	64.8	454.8	1.0	0.7	0.2
Fees related to the prepayment of assets	--	5,581	181	(100.0)	2,983.4	--	16.5	0.9
Other revenues	286	954	153	(70.0)	523.5	0.7	2.8	0.7
Subtotal	31,694	27,160	15,097	16.7	79.9	82.0	80.2	71.2
Rental income	6,934	6,703	6,103	3.4	9.8	18.0	19.8	28.8
Total revenues	$38,628	$33,863	$21,200	14.1 %	59.7 %	100.0%	100.0%	100.0%

At December 31, we had the following investments (exclusive of Real Estate Owned and temporary investments):

(dollars in thousands)

	2006			2005			2004		
	Carrying Amount	% of Total	Weighted Average Interest Rate	Carrying Amount	% of Total	Weighted Average Interest Rate	Carrying Amount	% of Total	Weighted Average Interest Rate
Mortgage loans	$ 536,685	84.7%	7.15%	$ 51,981	17.6%	14.74%	$ 21,376	8.7%	11.68%
Debt securities	82,582	13.0	6.35	222,723	75.5	6.23	194,587	79.2	6.48
Notes receivable	9,213	1.5	9.79	13,725	4.7	10.00	23,111	9.4	9.43
Revenue bonds	4,967	0.8	8.70	6,626	2.2	8.68	6,672	2.7	8.69
Total	$ 633,447	100.0%	7.01%	$ 295,055	100.0%	7.96%	$ 245,746	100.0%	7.36%

Interest income from mortgage loans increased significantly in 2006 and 2005 due to the funding of 58 first mortgage loans, bridge notes, mezzanine loans, and subordinated B-notes in 2006, as well as the funding of three mezzanine loans during the second half of 2004 and seven mezzanine loans during 2005. The decrease in the weighted average interest rates on mortgage loans during 2006 was due to a large portion of investments made in the form of first mortgage loans, which are significantly lower yielding than the mezzanine loan investments we acquired in 2005.

Interest income from debt securities decreased during 2006, primarily due to the sale of 20 FNMA certificates in November 2006, as well as the payoff of three GNMA certificates during the year. The increase in the weighted average interest rate on debt securities during 2006 is due to the lower yields of the FNMA certificates sold relative to the yields of those retained. During 2005, interest income from debt securities increased because of the funding of various FNMA certificates during the latter half of 2004 and during 2005, which were lower yielding debt securities than the ones we previously held, thus decreasing the weighted average interest rate.

Interest income from notes receivable decreased during both 2006 and 2005, primarily due to the payoff of several notes during these periods, as well as three loans which defaulted in 2006.

Interest income from revenue bonds decreased during both 2006 and 2005 primarily due to the payoff of two revenue bonds in 2006 and two others in the latter half of 2004.

Interest income from temporary investments increased during 2006 and 2005 primarily due to excess cash on hand resulting from the payoff of several mortgage loans and debt securities, as well as the funds received from the sale of our investment in ARCap and debt securities in 2006.

Fees related to prepayment of assets in 2005 represent the recognition of fees relating to an early payoff of a GNMA certificate and a mezzanine loan during that year, which were significantly larger than fees received for investments prepaid in 2004. There were no such fees recognized in 2006 as the prepayment fee on a comparable transaction was deferred and will be recognized over the life of a refinanced loan we originated.

Other revenues increased for 2005, primarily due to the recognition of a commitment fee and a non-refundable due diligence fee during 2005. We had no comparable transactions in 2006 or 2004.

Rental income increased during the 2005 period, as compared to 2004, primarily due to the completion of construction on one property in the portfolio in 2004, thus, due to the stabilization of the property in 2005, rental income increased steadily during 2005 and into 2006.

Expenses

Changes in components of our expenses in 2006, 2005 and 2004 were as follows:

(dollars in thousands)	Year Ended December 31,			% Change 2006 vs 2005	% of Total 2006 Revenues	% Change 2005 vs. 2004	% of Total 2005 Revenues	% of Total 2004 Revenues
	2006	2005	2004					
Interest	$19,149	$ 7,057	$ 4,017	171.3%	49.6%	75.7 %	20.8%	18.9%
Distributions to preferred shareholders	2,241	1,452	--	54.3	5.8	100.0	4.3	--
General and administrative	2,500	1,956	1,740	27.8	6.5	12.4	5.8	8.2
Impairment loss on investments	17,496	--	--	100.0	45.3	100.0	--	--
Fees to Advisor	3,483	4,347	1,956	(19.9)	9.0	122.2	12.8	9.2
Amortization and other	160	294	411	(45.6)	0.4	(28.5)	0.9	1.9
Subtotal	45,029	15,106	8,124	198.1	116.6	85.9	44.6	38.3
Property operations	3,527	3,185	2,308	10.7	9.1	38.0	9.4	10.9
Depreciation	1,345	1,345	1,718	--	3.5	(21.7)	4.0	8.1
Mortgage interest for real estate owned, held and used	2,376	2,407	--	(1.3)	6.2	100.0	7.1	--
Total expenses	$52,277	$22,043	$12,150	137.2%	135.3%	81.4 %	65.1%	57.3%

Interest expense increased for both 2006 and 2005, primarily related to trust preferred securities and also due to the increased loan originations and the increase in market interest rates during 2005 and 2006. Excluding preferred shares of a subsidiary (subject to mandatory repurchase) and mortgages on real estate owned, we had total debt as follows as of December 31:

(dollars in thousands)	2006	2005	2004
Total outstanding	$540,576	$213,171	$166,060
Weighted average interest rate (including effect of interest rate swaps)	5.71%	4.33%	2.76%
Notional amount of interest rate swaps	$512,084	$ 30,000	$ 30,000
Weighted average rate of interest rate swaps	5.17%	3.48%	3.48%

In accordance with SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, we classify distributions made on preferred shares of our wholly owned subsidiary (issued in March 2005) as interest expense. Distributions to preferred shareholders increased during 2006, as compared to 2005, as the 2006 period included twelve months of distributions compared to nine months in 2005. The increase is also due to the increase in interest rates during 2005 and 2006, as the distributions are at a variable rate, based on LIBOR. There were no such securities outstanding during 2004.

General and administrative expenses increased for both 2006 and 2005, primarily due to increased legal fees, trustee fees and insurance. The 2006 period also includes higher share based compensation costs due to the accelerated vesting of certain options in the first half of 2006 and a $150,000 legal settlement. These increases were partially offset by decreased investor services expenses, as compared to 2005 (due to costs in 2005 related to changes in our trust agreement for which we needed shareholder approval) and a decrease in excise taxes because distributions were in excess of taxable earnings for the year.

Impairment losses on assets relate to debt securities we sold in October 2006 that no longer met our investment return criteria (see Note 3 to the consolidated financial statements) and impairments recognized on five mortgage loans and notes receivable due to deteriorating operating performance (see Note 2 to the consolidated financial statements).

Fees to Advisor decreased during the 2006 period as compared to 2005 as we incurred no incentive management fee expense in 2006 because of the earnings decline. The decrease is partially offset by higher shared services costs because of the expansion of our business. Unlike 2006, fees to Advisor increased for the 2005 period as compared to 2004 due to the payment of an incentive management fee as well as increased shared services costs.

Amortization and other costs decreased for the 2006 and 2005 periods, due to the deferred financing costs related to our warehouse facility being fully amortized in August 2005.

Property operations represent all non-interest costs at the property level on all of our Real Estate Owned – Held and Used properties. The increase for the 2006 period, as compared to 2005, was mainly due to higher property tax costs. The increase in the 2005 period, as compared to 2004, was due to debt service costs associated with a mortgage payable on the Concord portfolio.

Other Income

Other income increased during the 2006 period, as compared to 2005, primarily due to a gain resulting from the sale of our ARCap membership interests offset by a substantial expense related to changes in the fair value of certain interest rate swaps to which we did not apply hedge accounting and the loss incurred on the sale of 20 FNMA securities. The increase in 2005 as compared to 2004 was primarily due to a special distribution we earned upon conversion of a portion of our ARCap investment from preferred membership interests to common interests.

Funds from Operations

Funds from operations ("FFO"), represents net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, excluding depreciation and amortization related to real property and including funds from operations for unconsolidated joint ventures calculated on the same basis. FFO is calculated in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Our management considers FFO a supplemental measure of operating performance, and, along with cash flows from operating activities, financing activities, and investing activities, it provides investors with an indication of our ability to incur and service debt, make capital expenditures, and to fund other cash needs.

The following table reconciles GAAP net income to FFO for the years ended December 31,:

(In thousands)

	2006	2005	2004
Net income	$ 2,687	$ 15,235	$ 11,273
Add back: depreciation of real property	1,671	2,389	2,143
Less: gain on sale of real property	(230)	--	--
FFO	$ 4,128	$ 17,624	$ 13,416
Cash flows from:			
Operating activities	$ 8,290	$ 18,049	$ 14,032
Investing activities	$(320,856)	$ (64,512)	$ (22,592)
Financing activities	$ 308,905	$ 55,003	$ 9,206
Weighted average shares outstanding:			
Basic	8,323	8,316	8,336
Diluted	8,330	8,317	8,343

Since not all companies calculate FFO in a similar fashion, our calculation presented above may not be comparable to similarly titled measures reported by other companies.

Liquidity and Capital Resources

Sources of Funds

We expect that cash generated from our investments, as well as our borrowing capacity, will meet our needs for short-term liquidity and will be sufficient to pay all expenses and distributions to our shareholders in amounts sufficient to retain our REIT status in the foreseeable future. In order to qualify as a REIT under the Internal Revenue Code, as amended, we must, among other things, distribute at least 90% of our taxable income. We believe that we are in compliance with the REIT-related provisions of the Code.

As of December 31, 2006, our credit facilities consisted of:

- a mortgage loan repurchase facility;
- debt securities repurchase facilities; and
- a line of credit with CharterMac.

Mortgage Loan Repurchase Facility

During 2006, we began financing our investment growth by utilizing CDO securitizations. Prior to a securitization, we finance investments through a mortgage loan repurchase facility, which is repaid from the proceeds received when the CDO securitization is complete.

During December 2006, we executed a repurchase agreement with Citigroup Global Markets, Inc. ("Citigroup") for the purpose of funding investment activity for loans that are to be placed into a second CDO securitization. Advance rates on the borrowings from this facility, ranging from 80% to 90% of collateral value, are determined on a loan-by-loan basis. Interest on the borrowings, which ranges from LIBOR plus 0.40% to LIBOR plus 1.25%, is also determined on a loan-by-loan basis. The repurchase facility expires upon inception of the CDO securitization, or twelve months after the inception of the repurchase facility, whichever comes first. At December 31, 2006, we had approximately $84.1 million of borrowings outstanding under this facility, at a weighted average interest rate of 6.13%.

Debt Securities Repurchase Facilities

As a vehicle to leverage our investments in debt securities, we have repurchase agreements with two counter parties, RBC Capital Markets and UBS Financial Services. These facilities offer advance rates between 94% and 97% of collateral value and borrowing rates between LIBOR minus 0.03% and LIBOR plus 0.10%. The borrowings are subject to 30-day settlement terms. As of December 31, 2006, the amount outstanding under these repurchase facilities was $79.4 million with a weighted average interest rate of 4.68%.

Related Party Line of Credit

We finance our remaining investing activity primarily through borrowings from a credit facility we maintain with CharterMac. As of December 31, 2006, the amount outstanding was $15.0 million with a weighted average interest rate of 8.35%. We had approximately $35.0 million available to borrow on this line at December 31, 2006.

Other Financing

As noted above, in 2006, we began financing our investment growth by utilizing CDO securitizations. At December 31, 2006, we had outstanding CDO securitization certificates totaling $362.0 million at a weighted average rate of 5.73%

From time to time, we may also issue common shares or other equity to fund investing activity. During 2005, our subsidiary issued $25.0 million of variable rate Preferred Securities. The proceeds received were used to purchase FNMA certificates.

We have capacity to raise approximately $170.0 million of additional funds by issuing either common or preferred shares pursuant to a shelf registration statement filed with the SEC. If market conditions warrant, we may seek to raise additional funds for investment through further offerings, although the timing and amount of such offerings cannot be determined at this time.

Summary of Cash Flows

During the year ended December 31, 2006, as compared to the year ended December 31, 2005, the net change in cash and cash equivalents decreased by approximately $12.2 million. Operating cash flows decreased by $9.8 million primarily due to lower cash earnings, offset by an increase in distributions received from ARCap and the favorable variance in timing of liabilities payable. An increase in net cash used in investing activities (approximately $256.3 million) and a corresponding increase in net cash provided by financing activities (approximately $253.9 million) were due to a higher level of investing activity in mortgage loans, subordinated B-notes and bridge loans during the 2006 period. The higher level of investing in 2006 corresponded to the increase in net borrowings.

During the year ended December 31, 2005, as compared to the year ended December 31, 2004, the net change in cash and cash equivalents increased approximately $7.9 million. Operating cash flows improved by approximately $4.0 million primarily due to higher earnings. An increase in net cash used in investing activities (approximately $41.9 million) and an increase in net cash provided by financing activities (approximately $45.8 million) were due to an increase in proceeds received from repurchase and warehouse facilities used for purchases of mortgage loans and debt securities.

Liquidity requirements after December 31, 2006

During January 2007, dividends of approximately $11.8 million ($1.40 per share), which were declared in November 2006, were paid to common shareholders.

During February 2007, dividends of approximately $3.4 million ($0.40 per share), which were declared in December 2006, were paid to common shareholders.

We are not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.

Dividends

The following table outlines our total dividends and return of capital amounts, determined in accordance with GAAP, for the year ended December 31:

(dollars in thousands)

	2006	2005	2004
Total dividends declared	$25,095	$15,799	$13,337
Return of capital:			
Amount	$22,407	$ 564	$ 2,065
Per share	$2.69	$.07	$.25
Percent of total dividends	89.29%	3.57%	15.48%

Application of Critical Accounting Estimates

Our consolidated financial statements are based on the selection and application of GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events which cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise our judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our financial statements.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting policies used in the preparation of our financial statement:

- assessment of impairment of mortgage loans and notes;
- classification and valuation of mezzanine loan investments; and
- classification and valuation of real estate owned.

Assessment of Impairment of Mortgage Loans and Notes

SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, establishes standards regarding impairment issues related to our mortgage loans and notes receivable. Our portfolio of mortgage loans and notes is periodically evaluated for impairment to establish appropriate loan loss reserves, if necessary. Our Advisor has a credit review committee which meets monthly and reviews the status of each loan and note and maintains a "watch list" of loans (including loans for which we have issued guarantees) for which the underlying property may be experiencing construction cost overruns, delays in construction completion, occupancy shortfalls, lower than expected debt service coverage ratios, or other matters which might cause the borrower to be unable to make scheduled interest and principal payments. If a loan is experiencing difficulties, members of this credit committee work with the borrower to try to resolve the issues, which could include extending the loan term, making additional advances, or reducing required payments. If, in the judgment of our Advisor, it is determined that it is probable that we will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established.

Classification and Valuation of Mezzanine Loan Investments

Our mezzanine loan investments bear interest at fixed or variable rates, and some also include provisions that allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, our management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the AICPA. Although the accounting methodology does not affect our cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if we expect that the amount of profit, regardless of its nature, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were accounted for as an investment in real estate, our consolidated balance sheets would show the underlying property and its related senior debt (if such debt were not also held by us), and our consolidated statements of income would include the property's rental revenues, operating expenses and depreciation.

If we expect to receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate:

- if the borrower has a substantial equity investment in the property;
- if we have recourse to substantial assets of the borrower;
- if the property is generating sufficient cash flow to service normal loan amortization; or
- if certain other conditions are met.

Under loan accounting, we recognize interest income as earned and additional interest from participations as received. Joint venture accounting would require that we only record our share of the net income from the underlying property.

Our management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, we project total cash flows over the loan's term and our share in those cash flows, and consider the borrower's equity, the contractual cap, if any, on total yield to us over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making an assessment of the proper accounting. To date, we have determined that all mezzanine investments should be accounted for as loans.

Classification and Valuation of Real Estate Owned

The accounting for the foreclosure, ownership and subsequent sale of real estate is governed by:

- SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings;*
- SFAS No. 144, *Accounting for the Sale or Disposal of Long-Lived Assets;* and
- SFAS No. 66, *Accounting for Sales of Real Estate.*

During 2003, we exercised our rights under subordinated promissory notes and other documents to take possession of certain real estate collateral. We have also purchased the first mortgage loans on all of the respective properties, and acquired the real estate at foreclosure auctions. All of the properties were subsequently sold, although the sale transaction for three of the properties did not meet the sale criteria of SFAS No. 66, despite the fact that the purchaser later secured permanent first-mortgage financing.

When a loan is in the process of foreclosure, it is our policy to initially reclassify the balance of the loan into Real Estate Owned-Held for Sale at the lower of fair value of the real estate, less estimated disposal costs or the carrying amount of the loan, and to cease accrual of interest. We obtain independent appraisals of all foreclosed real estate to assist management in evaluating property values. To date, no losses have been recorded upon foreclosure.

It is our intent to sell foreclosed properties within a short time period. Due to the Held for Sale classification, we do not initially depreciate the properties. If we do not sell a property or do not meet sale criteria within the permissible timeframe for Held for Sale classification, we reclassify the property into Real Estate Owned-Held and Used or Subject to Sales Contract categories and account for it as an operating asset. Depreciation is recorded for the asset including a retroactive adjustment for the full period that the property was classified as Real Estate Owned-Held for Sale. Income from property operations is recorded provided realization and collectibility of the amounts are considered likely. Likewise, interest income on notes receivable for properties sold that do not meet the criteria for sale recognition is recorded to the extent that collectibility is considered likely.

This accounting for real estate owned requires substantial judgment as to the fair value of the assets, the likelihood of collecting income and our ability to sell the properties. As of December 31, 2006, we believe that the amounts reported are fairly stated and realizable.

Commitments, Contingencies and Off Balance Sheet Arrangements

We have no unconsolidated subsidiaries, special purpose off-balance sheet financing entities, or other off-balance sheet arrangements.

The following table reflects our maximum exposure and carrying amount as of December 31, 2006, for guarantees we have entered into:

	Maximum Exposure (In thousands)	Carrying Amount
FNMA loan program (1)	$3,150	$ --
	$3,150	$ --

(1) These indemnification agreements relate to a program we initiated and have since discontinued. We believe the risk of any cost associated with the indemnity agreement is minimal.

The maximum exposure amount is not indicative of any expected losses under the guarantees. For full description of these guarantees, see Note 22 to the consolidated financial statements.

Contractual Obligations

In conducting business, we enter into various contractual obligations. Details of these obligations, including expected settlement periods, are contained below.

	Payments Due by Period (In thousands)				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Debt:					
CDO notes payable (1)	$ 362,000	$ --	$ --	$ --	$ 362,000
Debt securities repurchase facilities (1)	79,427	79,427	--	--	--
Mortgage loan repurchase facility (1)	84,149	84,149	--	--	--
Mortgage payable on real estate owned (2)	39,944	527	1,254	1,411	36,752
Preferred shares of subsidiary (subject to mandatory repurchase) (1)	25,000	--	--	--	25,000
Funding commitments:					
Future funding loan commitments	1,022	1,022	--	--	--
Total	$ 591,542	$ 165,125	$ 1,254	$ 1,411	$ 423,752

(1) Includes principal amounts only and therefore does not include accrued interest of $3.1 million. At December 31, 2006, the weighted average interest rate on debt that was recourse to us was 5.85%.

(2) Represents a first mortgage on properties we report as Real Estate Owned – Held and Used (Concord Portfolio) as a sale of the properties did not meet the criteria for sale recognition in accordance with GAAP. The first mortgage loan is non-recourse with respect to us, the debt service is paid from the cash flows of the properties and we will not be required to satisfy the obligation. (See Note 6 to the consolidated financial statements).

Recently Issued Accounting Standards

In November 2005, the FASB issued Staff Position 115 / 124 – 1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. The Staff Position clarified, among other matters, the determination as to when an unrealized loss on debt securities should be reflected in the income statement as opposed to accumulated other comprehensive income. The Staff Position was effective as of the first quarter of 2006. Application of the Staff Position had no material impact on our consolidated financial statements.

During the first quarter of 2006, we adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)") which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS

No. 123"). Among other things, SFAS No. 123(R) requires that companies record the value of stock option grants as compensation expense, while SFAS No. 123 allowed disclosure of the impact instead of recording the expense. As we had been accounting for share-based payments as an expense following the fair value provisions of SFAS No. 123, the impact of adopting this standard was not material to us. See also Note 17 to the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 establishes new evaluation and measurement processes for all income tax positions taken. FIN 48 also requires expanded disclosures of income tax matters. We expect that the adoption of this standard on January 1, 2007, will have an immaterial effect on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*, which established a framework for calculating the fair value of assets and liabilities as required by numerous other accounting pronouncements, and expands disclosure requirements of the fair values of certain assets and liabilities. The statement is effective as of our 2008 fiscal year. We are currently evaluating the impact, if any, that the adoption of this statement will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that a registrant should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for 2006 and its adoption did not have a material effect on our consolidated financial statements.

In January 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. This "Fair Value Option" would be available on a contract by contract basis. The effective date for this statement is the beginning of our 2008 fiscal year" The Company is currently assessing the impact adoption may have on its financial statements.

There are no other new pending accounting pronouncements which we are required to adopt that would have a significant impact on our consolidated financial statements.

Inflation

Inflation did not have a material effect on our results for the periods presented.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which we are exposed is interest rate risk, which is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Interest Rate Risk

Interest rate fluctuations can adversely affect our income in many ways and present a variety of risks, including the risk of mismatch between asset yields and borrowing rates.

Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. Although we have originated variable rate loans, most of our assets generate fixed returns and have terms in excess of five years. We fund the origination and acquisition of a significant portion of these assets with borrowings which have variable interest rates that reset relatively rapidly, such as weekly, monthly or quarterly. In most cases, the income from assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. Our borrowings under repurchase facilities and our trust preferred securities bear interest at rates that fluctuate with LIBOR.

Various financial vehicles exist which would allow our management to mitigate the impact of interest rate fluctuations on our cash flows and earnings. We enter into certain hedging transactions to protect our positions from interest rate fluctuations and other charges in market conditions. These transactions include interest rate swaps and fair value hedges.

Based on the $92.9 million unhedged portion of $565.5 million of borrowings outstanding at December 31, 2006, a 1% change in LIBOR would impact our annual net income and cash flows by approximately $929,000. However, as the interest income from some of our loans is also based on LIBOR, a 1% change in LIBOR would impact our annual net income and cash flows from such loans by approximately $133,000. The net effect of a 1% change in LIBOR would therefore result in a change of our annual net income by approximately $796,000. In addition, a change in LIBOR could also impede the collections of interest on our variable rate loans, as there might not be sufficient cash flow at the properties to pay the increased debt service. Because the value of our debt securities fluctuates with changes in interest rates, rate fluctuations will also affect the market value of our net assets.

MANAGEMENT'S REPORT ON THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of American Mortgage Acceptance Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

American Mortgage Acceptance Company management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control -- Integrated Framework.* Based upon our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective in accordance with those criteria.

Deloitte & Touche LLP, our independent auditors, have issued an audit report on our assessment of the Company's internal control over financial reporting, which appears on page 32.

/s/ James L. Duggins
James L. Duggins
Chief Executive Officer
March 15, 2007

/s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer
March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited management's assessment, included in the accompanying "Management's Report on the Effectiveness of Internal Controls over Financial Reporting", that American Mortgage Acceptance Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 15, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 15, 2007

Item 8. Financial Statements and Supplementary Data.

(a) 1. Financial Statements

(a) 2. Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is contained in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited the accompanying consolidated balance sheets of American Mortgage Acceptance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Mortgage Acceptance Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 15, 2007

AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

ASSETS

	December 31, 2006	December 31, 2005
Cash and cash equivalents	$ 7,553	$ 11,214
Restricted cash	14,951	--
Investments		
Mortgage loans receivable, net	536,685	51,981
Debt securities available for sale, at fair value	82,582	222,723
Notes receivable, net	9,213	13,725
Revenue bonds available for sale, at fair value	4,967	6,626
ARCap	--	20,678
Real estate owned – held and used, net	48,692	50,345
Real estate owned – held for sale, net	--	18,448
Accounts receivable	7,670	3,079
Deferred charges and other assets, net	8,671	1,904
Total assets	$ 720,984	$ 400,723

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2006	December 31, 2005
Liabilities:		
CDO notes payable	$ 362,000	$ --
Debt securities repurchase facilities	79,427	209,101
Mortgage loan repurchase facility	84,149	--
Warehouse facility	--	4,070
Mortgages payable on real estate owned	39,944	40,487
Preferred shares of subsidiary (subject to mandatory repurchase)	25,000	25,000
Line of credit – related party	15,000	--
Accounts payable and accrued expenses	13,666	1,599
Due to Advisor and affiliates	1,670	2,961
Dividends payable	15,120	3,322
Total liabilities	635,976	286,540
Commitments and contingencies		
Shareholders' equity:		
Shares of beneficial interest; $0.10 par value; 25,000 shares authorized; 8,815 issued and 8,400 outstanding in 2006 and 8,719 issued and 8,304 outstanding in 2005	881	871
Treasury shares of beneficial interest at par; 415 shares in 2006 and 2005	(42)	(42)
Additional paid-in capital	127,971	126,357
Share – based compensation	--	(20)
Accumulated deficit	(40,174)	(17,766)
Accumulated other comprehensive (loss) income	(3,628)	4,783
Total shareholders' equity	85,008	114,183
Total liabilities and shareholders' equity	$ 720,984	$ 400,723

See accompanying notes to consolidated financial statements.

AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Revenues:			
Interest income:			
Mortgage loans	$ 19,637	$ 5,425	$ 1,808
Debt securities	10,497	12,823	9,734
Notes receivable	387	1,563	2,546
Revenue bonds	503	581	633
Temporary investments	384	233	42
Rental income of real estate owned – held and used	6,934	6,703	6,103
Fees related to prepayment of investments	--	5,581	181
Other revenues	286	954	153
Total revenues	38,628	33,863	21,200
Expenses:			
Interest	19,149	7,057	4,017
Interest – distributions to preferred shareholders of subsidiary (subject to mandatory repurchase)	2,241	1,452	--
Mortgage interest for real estate owned – held and used	2,376	2,407	--
Property operations of real estate owned – held and used	3,527	3,185	2,308
General and administrative	2,500	1,956	1,740
Impairment losses on investments	17,496	--	--
Fees to Advisor	3,483	4,347	1,956
Depreciation	1,345	1,345	1,718
Amortization and other	160	294	411
Total expenses	52,277	22,043	12,150
Other income:			
Gain on sale of ARCap	19,223	--	--
Change in fair value of derivative instruments	(5,522)	--	--
Equity in earnings of ARCap	3,000	2,837	2,400
(Loss) gain on sale or repayment of investments	(934)	183	--
Other non-operating expense	--	(39)	--
Total other income	15,767	2,981	2,400
Income from continuing operations	2,118	14,801	11,450
Income (loss) from discontinued operations	569	434	(177)
Net income	$ 2,687	$ 15,235	$ 11,273
Per share amounts (basic and diluted):			
Net income from continuing operations	$ 0.25	$ 1.78	$ 1.37
Net income (loss) from discontinued operations	$ 0.07	$ 0.05	$ (0.02)
Net income	$ 0.32	$ 1.83	$ 1.35
Dividends per share	$ 3.00	$ 1.90	$ 1.60
Weighted average shares outstanding			
Basic	8,323	8,316	8,336
Diluted	8,330	8,317	8,343

See accompanying notes to consolidated financial statements.

AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Shares of Beneficial Interest		Treasury Shares of Beneficial Interest		Additional Paid-in Capital	Share-Based Compensation	Accumulated Deficit	Comprehensive Income (Loss)	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount	Shares	Amount						
Balance at January 1, 2004	8,713	$ 871	(375)	$ (38)	$ 126,779	$ (29)	$ (15,138)		$ 8,450	$ 120,895
Net income							11,273	$ 11,273		11,273
Other comprehensive income:										
Net unrealized gain on interest rate derivatives								407		
Unrealized holding gain on investments								1,219		
Plus: reclassification adjustment								41		
Total other comprehensive income								1,667	1,667	1,667
Comprehensive income								$ 12,940		
Issuance of share based compensation	3				74	(34)				40
Amortization of share option costs						47				47
Purchase of treasury shares			(4)		(53)					(53)
Dividends							(13,337)			(13,337)
Balance at December 31, 2004	8,716	871	(379)	(38)	126,800	(16)	(17,202)		10,117	120,532
Net income							15,235	$ 15,235		15,235
Other comprehensive income (loss):										
Net unrealized gain on interest rate derivatives								679		
Unrealized holding loss on investments								(2,916)		
Less: reclassification adjustment								(3,097)		
Total other comprehensive income (loss)								(5,334)	(5,334)	(5,334)
Comprehensive income								$ 9,901		
Issuance of share based compensation	3				47	(2)				45
Amortization of share option costs						(2)				(2)
Purchase of treasury shares			(36)	(4)	(490)					(494)
Dividends							(15,799)			(15,799)
Balance at December 31, 2005	8,719	871	(415)	(42)	126,357	(20)	(17,766)		4,783	114,183
Net income							2,687	$ 2,687		2,687
Other comprehensive income (loss):										
Net unrealized loss on interest rate derivatives								(3,642)		
Unrealized holding loss on investments								(6,993)		
Plus: reclassification adjustment								2,224		
Total other comprehensive income (loss)								(8,411)	(8,411)	(8,411)
Comprehensive loss								$ (5,724)		
Reclassification of unamortized shares based compensation upon adoption of SFAS No. 123(R)					(20)	20				
Options exercised and other share based compensation	96	10			1,614					1,624
Amortization of share option costs					20					20
Dividends							(25,095)			(25,095)
Balance at December 31, 2006	8,815	$ 881	(415)	$ (42)	$ 127,971	$ --	$ (40,174)		$ (3,628)	$ 85,008

See accompanying notes to consolidated financial statements.

AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,687	$ 15,235	$ 11,273
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	1,671	2,389	2,143
Gain on sale of ARCap	(19,223)	--	--
Equity in earnings of ARCap	(3,000)	(2,837)	(2,400)
Net (gain) loss on impairment or disposal of assets	18,200	(183)	--
Change in fair value of derivative instruments	5,522	39	--
Amortization and accretion	(207)	135	220
Other non-cash expense	89	45	40
Distributions received from ARCap	4,037	2,400	2,400
Changes in operating assets and liabilities:			
Accounts receivable	(3,961)	(1,154)	273
Other assets	405	(705)	64
Due to Advisor and affiliates	(1,291)	2,191	179
Accounts payable and accrued expenses	3,361	494	(160)
Net cash provided by operating activities	8,290	18,049	14,032
Cash flows from investing activities:			
Funding and purchase of mortgage loans	(509,083)	(42,246)	(8,802)
Principal repayments of mortgage loans	8,368	11,853	1,306
Investment in debt securities	--	(64,173)	(43,943)
Principal repayments or sale of debt securities	131,813	29,627	17,787
Prepayment penalty from debt security refinancing	3,200	--	--
Purchase of mortgage loans on real estate owned	--	(17,150)	--
Return of capital and proceeds from the sale of ARCap	37,181	--	--
Increase in restricted cash	(14,951)	--	--
Proceeds from sale of real estate owned	17,951	7,474	--
Principal repayment on real estate owned	--	480	--
Funding of notes receivable	(108)	(472)	(8,308)
Repayment of notes receivable	3,122	9,883	21,286
Principal repayment of revenue bonds	1,651	212	891
Additions to real estate owned	--	--	(2,809)
Net cash used in investing activities	(320,856)	(64,512)	(22,592)

(continued)

See accompanying notes to consolidated financial statements.

AMERICAN MORTGAGE ACCEPTANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(continued)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from financing activities:			
Proceeds from CDO notes payable	362,000	--	--
Proceeds from mortgage loan repurchase facility	419,284	--	--
Repayments of mortgage loan repurchase facility	(335,135)	--	--
Proceeds from debt securities repurchase facilities	13,597	104,418	27,613
Repayments of debt securities repurchase facilities	(143,271)	(52,950)	(19,509)
Proceeds from line of credit – related party	206,242	32,561	15,361
Repayments of line of credit – related party	(191,242)	(37,161)	(10,761)
Proceeds from warehouse facility	--	243	1,245
Repayments of warehouse facility	(4,070)	--	(32,353)
Proceeds from refinancing of real estate owned	--	--	41,000
Deferred financing costs	(6,760)	(802)	--
Dividends paid to shareholders	(13,297)	(15,812)	(13,337)
Treasury stock purchases	--	(494)	(53)
Stock options exercised	1,557	--	--
Issuance of preferred shares of subsidiary	--	25,000	--
Net cash provided by financing activities	308,905	55,003	9,206
Net (decrease) increase in cash and cash equivalents	(3,661)	8,540	646
Cash and cash equivalents at the beginning of the year	11,214	2,674	2,028
Cash and cash equivalents at the end of the year	$ 7,553	$ 11,214	$ 2,674
Supplemental information:			
Interest paid (including distributions to preferred shareholders of subsidiary (subject to mandatory repurchase))	$ 19,399	$ 8,383	$ 3,822

See accompanying notes to consolidated financial statements.

NOTE 1 – Summary of Significant Accounting Policies

a) Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of American Mortgage Acceptance Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, we herein refer to American Mortgage Acceptance Company and its subsidiaries as "AMAC," "we", "us", "our", and "our Company". We are externally managed by CharterMac AMI Associates, Inc., which acts as our Advisor and is a subsidiary of CharterMac. We operate in one business segment.

During 2006, we formed several subsidiaries for the purposes of conducting our first Collateralized Debt Obligation ("CDO") securitization and to accumulate assets for the purposes of executing a planned second CDO securitization.

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts from prior years have been reclassified to conform to the 2006 presentation, in particular, the results of operations of two properties sold now recorded as discontinued operations. In addition, the asset balances for 2005 were reclassified from Real Estate Owned – Held and Used to Real Estate Owned – Held for Sale.

b) Revenue Recognition

We derive our revenues from a variety of sources as follows:

- **Interest Income from Mortgage Loans and Notes Receivable** – We recognize interest on mortgage loans and notes receivable on the accrual basis as it becomes due. We amortize deferred loan origination costs and fees on a straight line basis, which approximates the interest method, over the life of the applicable loan as an adjustment to interest income. Certain mortgage loans contain provisions that allow us to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. We evaluate these loans in accordance with EITF 86-21, *Application of the AICPA Notice to Practitioners regarding Acquisition, Development, and Construction Arrangements to Acquisition of an Operating Property* to determine the classification of the investment as a loan. This income is recognized on the accrual basis as it becomes due. We place these assets on non-accrual status when collectibility is not assured.

- **Interest Income on Debt Securities** – We recognize interest on GNMA and FNMA certificates on the accrual basis as it becomes due. Interest income also includes the amortization or accretion of premiums and discounts arising at the purchase date, using the effective yield method.

- **Interest Income on Revenue Bonds** – Interest income from revenue bonds is recognized on the accrual basis as it becomes due. We place these assets on non-accrual status when collectibility is not assured.

- **Interest Income on Temporary Investments** – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

- **Income from Real Estate Owned** – We recognize rental income on properties classified as Held and Used as earned.

- **Other Revenues**

  - **Standby Loan Commitment Fees** – We receive fees for issuing standby loan commitments. If we do not expect to fund the commitment, we recognize the fee ratably over the commitment period. If we determine that it is probable that a commitment will be exercised, we defer the fee and, if the commitment is exercised, amortize it over the life of the loan as an adjustment to interest income; if the commitment expires unexercised, we recognize it upon expiration.

  - **Stabilization Guarantee and Loan Administration Fees** – We receive fees from borrowers for guaranteeing construction loans made by third-party lenders for the period between construction completion and funding of the permanent loan. We receive these fees in advance and amortize them over the guarantee periods. We also receive loan administration fees on these guaranteed loans, on a monthly basis during the guarantee period. We recognize these fees when due.

  - **FNMA Loan Guarantee Fees** – We receive monthly loss sharing/guarantee fees related to the FNMA loan program (see Note 22) and recognize them when due.

  - **Prepayment Fees** – We may receive fees from borrowers that repay loans earlier than their maturity dates. We recognize these fees as earned, unless a loan is refinanced, in which case the prepayment fees may be deferred and amortized over the life of the refinanced loan.

c) Investments in Debt Securities and Revenue Bonds

We account for our investments in debt securities and revenue bonds pursuant to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). For investments classified as available for sale, we record changes in fair value in other comprehensive income unless we consider an investment impaired, or a decline in fair value to be other than temporary (see *Impairment* below).

1. Debt Securities

   We classify our investments in GNMA and FNMA certificates as available for sale debt securities and use third-party quoted market prices as our primary source of valuation.

2. Revenue Bonds

   We classify our investments in revenue bonds as available for sale debt securities. Because revenue bonds have a limited market, we estimate fair value for each bond as the present value of its expected cash flows using a discount rate for comparable investments.

3. Impairment

   For any investments classified as available for sale, a decline in market value below cost that we deem other than temporary is charged to earnings. If, in the judgment of our Advisor, it is determined probable that we will not receive all contractual payments required when due, the bond is deemed impaired and is written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

4. Gain or Loss on Sale

   Realized gains and losses on securities are included in earnings and are recorded on the trade date and calculated as the difference between the amount of cash received and the carrying cost of the specific investment, including any unamortized discounts, premiums, origination costs and fees.

d) Mortgage Loans and Notes Receivable

We carry mortgage loans and notes receivable at cost, including unamortized loan origination costs and fees.

For investments in mortgage loans and notes receivable, we follow the provisions of Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS No. 114"). Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires lenders to measure impaired loans based on:

(i) the present value of expected future cash flows discounted at the loans' effective interest rate;
(ii) the loan's observable market price; or
(iii) the fair value of the collateral if the loan is collateral-dependent.

We periodically evaluate our portfolio of mortgage loans and notes receivable for possible impairment to establish appropriate loan loss reserves, if necessary. If, in the judgment of our Advisor, we determine that it is probable that we will not receive all contractually required payments when they are due, we deem the loan or note impaired and establish a loan loss reserve.

e) Investment in ARCap

Prior to December 2005, our investment in ARCap Investors, L.L.C. ("ARCap") consisted of preferred membership interests. In December 2005, we converted a portion of our preferred interests to common interests. While we continued to account for this investment under the equity method until we sold it in August 2006, a portion of the equity income recorded was based on the preferred dividend, while the balance was based on our proportionate share of common interests outstanding.

f) Real Estate Owned

Real estate owned consists of properties of which we took possession by exercising our rights under subordinated promissory notes and other documents. In some cases, we also purchased the first mortgage loans on the properties. We recorded these properties at the lower of fair value of the real estate, less estimated disposal costs, or the carrying amount of the foreclosed loan. The determination of fair value of the real estate is based on independent appraisals. These properties fall into three classifications:

- Held for Sale – properties for which we are actively seeking a buyer;
- Held and Used – properties for which we are actively seeking a buyer, but have held for longer than one year; and
- Subject to Sales Contracts – properties for which the buyer has not contributed sufficient equity to qualify for sale treatment pursuant to Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("SFAS No. 66").

When the foreclosure process is complete and we own the property, it is classified as Held for Sale. As it is our intent to sell those properties in the near term, we do not initially depreciate the assets. For properties later reclassified as Held and Used, if full sale recognition is not achieved within one year, we record depreciation on the asset, including an initial retroactive adjustment for the entire period we owned the property. For properties sold, the results of operations of the property are reclassified into income from discontinued operations for all periods presented.

Our portfolio of real estate owned is periodically evaluated for possible impairment. If, in the judgment of our Advisor, we determine that the property's fair value is below its carrying value, we will deem the property impaired and it will be written down to its then estimated fair value, with the amount of the write-down accounted for as a realized loss.

g) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash in banks and temporary investments in short-term instruments with original maturity dates equal to or less than three months. Restricted cash includes escrow deposits set aside for future funding obligations or required collateral deposits made by us due to the decline in the fair value of our cash flow hedges.

h) Loan Origination Costs and Fees

In accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated Originating or Acquiring Loans and Initial Direct Costs of Leases,* we capitalize acquisition fees and other direct expenses incurred for activities performed to originate mortgage loans and include them in Investment in Mortgage Loans, net of any fees received from borrowers for loan originations. We amortize these costs on a straight-line basis over the lives of the loans.

i) Mortgage Loan Repurchase Facility

We finance our mortgage loan investments that are to be placed into CDO securitizations using a mortgage loan repurchase facility pursuant to a repurchase agreement. We sell our mortgage loans to a counterparty for a price set at approximately 80-90% of the value of the collateral, as determined on a loan-by-loan basis. We account for these transactions as collateralized borrowings; accordingly, the loans remain on our consolidated balance sheets with the proceeds from the sales recorded as debt. We defer the fees relating to the facility and amortize them over the life of the CDO securitization.

j) Debt Securities Repurchase Facilities

We finance our investments in debt securities using repurchase facilities, under which we sell the certificates to counterparties under an agreement requiring us to repurchase them for a fixed price on a fixed date, generally 30 days from the sale date. We account for these transactions as collateralized borrowings; accordingly, the securities remain on our consolidated balance sheets with the proceeds from the sales recorded as debt. The difference between the sale proceeds and the fixed repurchase price is recorded as interest expense ratably over the period between the sale and repurchase dates.

k) Subsidiary Equity

We account for our preferred securities under SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which requires that mandatorily redeemable financial instruments be classified as liabilities in the consolidated financial statements and the payments or accruals of dividends and other amounts to be paid to the holders of these securities be reported as interest costs. The fair value of the securities approximates the liquidation amount due to the variable rate nature of their dividends.

l) Stock Options

We account for stock options we issue under the fair value based method pursuant to Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"). Under SFAS No. 123(R), we are required to select a valuation technique or option pricing model that meets the criteria as stated in the standard and we use the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating the length of time optionees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility"), the risk free interest rate and the dividend yield.

In accordance with SFAS No. 123(R), we accrue compensation cost based on the estimated fair value of the options issued and amortize those costs over the vesting period. Because the grant recipients are not our employees and vesting of the options is contingent upon the recipient continuing to provide services to us, we estimate the fair value of the options at each period-end up to the vesting date and adjust recorded amounts accordingly.

m) Interest Rate Derivatives

We account for our interest rate swap agreements under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). We enter into interest rate swaps, which are designated, at inception, as cash flow hedges with the hedged item being the interest payments on our variable-rate repurchase facilities. We record these swaps at fair value, and record changes in fair value in other comprehensive income to the extent the hedge is effective in achieving offsetting cash flows. We reclassify amounts in accumulated other comprehensive income into earnings in the same period during which the hedged forecasted transaction affects earnings. Since we are hedging the interest payments on our variable-rate debt, the forecasted transactions are the interest payments. We record the net amounts receivable or payable under the swap agreement as a component of interest expense.

We also entered into interest rates swaps that hedged the changes in the fair value of certain investments. We did not elect to apply hedge accounting to these swaps and, therefore, the changes in the fair value of these swaps are included in net income.

n) Fair Value of Financial Instruments

As described above, our debt securities, revenue bonds, and interest rate derivatives are carried at estimated fair values. We have determined that the fair value of our remaining financial instruments, including mortgage loans and cash and cash equivalents, notes receivable, and secured borrowings approximate their carrying values at December 31, 2006 and 2005. The fair value of investments in mortgage loans, revenue bonds, notes receivable, and debt securities are based on actual market price quotes or by determining the present value of the projected future cash flows using appropriate discount rates, credit losses and prepayment assumptions. Other financial instruments carry interest rates which are deemed to approximate market rates.

o) Income Taxes

We have qualified as a REIT under the Internal Revenue Code (the "Code"). A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its shareholders provided that at least 90% of Taxable Income is distributed and provided that such income meets certain other conditions. Accordingly, no provision for federal income taxes is required. We may be subject to state taxes in certain jurisdictions.

p) New Accounting Pronouncements

In November 2005, the FASB issued Staff Position 115 / 124 – 1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. The Staff Position clarified, among other matters, the determination as to when an unrealized loss on debt securities should be reflected in the income statement as opposed to accumulated other comprehensive income and was effective as of the first quarter of 2006. Initial application of the Staff Position had no material impact on our consolidated financial statements.

During the first quarter of 2006, we adopted SFAS No. 123(R) which replaces Statement of Financial Accounting Statements No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") under the modified prospective method. Among other things, SFAS No. 123(R) requires that companies record the value of stock option grants as compensation expense, while SFAS No. 123 allowed disclosure of the impact instead of recording the expense. As we had been accounting for share-based payments as an expense following the fair value provisions of SFAS No. 123, the impact of adopting SFAS No. 123(R) was not material to us.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 establishes new evaluation and measurement processes for all income tax positions taken. FIN 48 also requires expanded disclosures of income tax matters. We expect that the adoption of this standard on January 1, 2007, will have an immaterial effect on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*, which established a framework for calculating the fair value of assets and liabilities as required by numerous other accounting pronouncements, and expands disclosure requirements of the fair values of certain assets and liabilities. The statement is effective as of our 2008 fiscal year. We are currently evaluating the impact, if any, that the adoption of this statement will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that a registrant should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for 2006 and its adoption did not have a material effect on our consolidated financial statements.

In January 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This statement was issued with the intent to provide an alternative measurement treatment for certain financial assets and liabilities. The alternative measurement would permit fair value to be used for both initial and subsequent measurement, with changes in fair value recognized in earnings as those changes occur. This "Fair Value Option" would be available on a contract by contract basis. The effective date for this statement is the beginning of our 2008 fiscal year" The Company is currently assessing the impact adoption may have on its financial statements.

Note 2 - Investments in Mortgage Loans

Information relating to our investments in mortgage loans as December 31, 2006 is as follows:
(Dollars in thousands)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (B)	Impairment Charges	Unamortized Costs and Fees	Carrying Amount of Mortgages (C)	Interest Income in 2006
First Mortgage Loans:											
The Victor (D)(E)(F)											
Camden, NJ	Mixed Use	12/14	12/14	6.17%	(G)	$ --	$ 31,000	--	$ (739)	$ 30,261	$ 1,630
Washington Heights (E)(F)											
Worcester, MA	Multifamily	5/16	12/15	6.85%	(G)	--	27,000	--	--	27,000	1,314
Robert Plan (E)											
Bethpage, NY	Office	4/16	04/16	6.77%	(H)	--	20,000	--	--	20,000	1,020
Sage at Cupertino (E)(F)											
Cupertino, CA	Multifamily	5/16	05/16	5.99%	(H)	--	22,000	--	--	22,000	907
The Pines (E)											
Las Vegas, NV	Multifamily	5/16	11/15	5.84%	(G)	--	13,000	--	--	13,000	713
Forest Pointe (E)											
Lake Bluff, IL	Multifamily	6/11	12/07	5.92%	(G)	--	11,000	--	--	11,000	423
Harbour Pointe (E)											
Mukilteo, WA	Retail	6/11	12/07	5.92%	(G)	--	11,000	--	--	11,000	423
1800 Walt Whitman (E)											
Melville, NY	Office	6/16	06/16	6.24%	(H)	--	7,000	--	--	7,000	265
Ellington Plaza (E)											
Washington, DC	Multifamily	9/16	09/09	5.82%	(H)	--	13,500	--	(1,307)	12,193	309
Stone Cliff Heights (E)											
Aurora, CO	Multifamily	8/16	02/16	6.08%	(G)	--	26,500	--	--	26,500	674
Citrus Grove (E)											
Elk Grove, CA	Multifamily	9/16	03/16	6.01%	(H)	--	21,000	--	--	21,000	451
Courtyard Apartments (E)											
Albuquerque, NM	Multifamily	8/11	08/09	5.93%	(H)	--	8,500	--	--	8,500	203
The Crossroads at Chapel Hills (E)											
Colorado Springs, CO	Multifamily	9/16	03/16	6.05%	(G)	--	8,050	--	--	8,050	188
Arbors Apartments (E)											
Albuquerque, NM	Multifamily	8/11	10/09	5.93%	(H)	--	7,500	--	--	7,500	179
Westpointe Apartments (E)											
Stockton, CA	Multifamily	9/13	02/16	6.28%	(G)	--	6,500	--	--	6,500	140
Islip Terrace (E)											
Islip Terrace, NY	Retail	8/11	07/09	6.12%	(I)	--	5,984	--	--	5,984	160
236 W. 16th Street (E)											
New York, NY	Multifamily	9/16	09/09	6.13%	(H)	--	5,348	--	--	5,348	130

(continued)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (B)	Impairment Charges	Unamortized Costs and Fees	Carrying Amount of Mortgages (C)	Interest Income in 2006
253 Elizabeth Street (E) New York, NY	Multifamily	9/16	09/09	6.13%	(H)	--	5,236	--	--	5,236	129
515 E. 5th Street (E) New York, NY	Multifamily	9/16	09/09	6.13%	(H)	--	3,416	--	--	3,416	83
Valley Village (E) Bakersfield, CA	Retail	9/16	03/16	5.78%	(I)	--	2,994	--	--	2,994	68
Rite Aid (E) Arroyo Grande, CA	Retail	10/16	04/16	5.57%	(I)	--	2,497	--	--	2,497	36
Garden Lakes (E) Phoenix, AZ	Office	10/16	07/16	6.06%	(G)	--	2,300	--	--	2,300	37
Highland Square II (E) Greenville, SC	Multifamily	10/16	10/09	6.04%	(G)	--	4,700	--	--	4,700	74
Wasilla Portfolio (E) Wasilla, AK	Multifamily	7/16	12/15	6.05%	(I)	--	9,168	--	--	9,168	300
Manhattan Beach (E) Manhattan Beach, CA	Other	11/16	05/16	6.22%	(I)	--	1,570	--	--	1,570	22
Alvin Center (E) San Jose, CA	Office	11/16	05/16	5.79%	(I)	--	2,847	--	--	2,847	25
Davidson Building (E) Fife, WA	Office	11/16	05/16	6.26%	(G)	--	6,500	--	--	6,500	103
Equinox (E)(F) Great Neck, NY	Retail	11/16	05/16	5.68%	(G)	--	12,680	--	--	12,680	164
Tiburon at Buckhead (E) Atlanta, GA	Multifamily	11/16	11/08	5.90%	(H)	--	21,500	--	--	21,500	325
Camden Village (E) Fremont, CA	Multifamily	11/09	11/08	6.53%	(G)	--	23,400	--	--	23,400	237
Talega Corporate Center (E) San Clemente, CA	Office	12/11	12/10	5.94%	(G)	--	8,700	--	--	8,700	80
Tennyson Retail Center (E) Hayward, CA	Retail	1/17	07/16	5.80%	(I)	--	2,300	--	--	2,300	5
Connecticut Village Apartments (J) Gaffney, SC	Multifamily	12/16	12/09	6.08%	(H)	--	2,720	--	--	2,720	50
Oakland Apartments (J) Abbeville, SC	Multifamily	12/16	12/09	6.08%	(H)	--	361	--	--	361	2
Westwood Apartments (J) Manning, SC	Multifamily	12/16	12/09	6.08%	(H)	--	795	--	--	795	4

(continued)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (B)	Impairment Charges	Unamortized Costs and Fees	Carrying Amount of Mortgages (C)	Interest Income in 2006
Lincoln Apartments (J)											
Walterboro, SC	Multifamily	12/16	12/09	6.08%	(H)	--	1,445	--	--	1,445	7
Raymonia Apartments (J)											
Vidalia, GA	Multifamily	12/16	12/09	6.08%	(H)	--	1,445	--	--	1,445	7
Westlake Apartments (J)											
Savannah, GA	Multifamily	12/16	12/09	6.08%	(G)	--	3,234	--	--	3,234	17
Twelve Atlantic Station (J)											
Atlanta, GA	Hotel/Motel	11/09	11/08	6.38%	(G)	--	17,000	--	--	17,000	127
The Sanctuary Lofts Apartments (J)											
San Marcos, TX	Multifamily	1/12	10/11	6.08%	(H)	--	23,000	--	--	23,000	78
Woodside at Holladay Apartments (K)											
Holladay, UT	Multifamily	12/16	06/16	5.82%	(H)	--	3,500	--	--	3,500	18
Office Depot (K)											
Arlington, TX	Retail	1/17	N/A	5.79%	(I)	--	2,900	--	--	2,900	6
Cedar Glen Apartments (K)											
Suisun City, CA	Multifamily	1/12	12/09	5.81%	(H)	--	17,200	--	--	17,200	36
Venon Center (K)											
Los Angeles, CA	Retail	1/17	07/16	5.51%	(I)	--	4,800	--	--	4,800	2
Desert View											
Coolidge, AZ	Multifamily	5/06	N/A	10.00%	(G)	--	--	--	--	--	58
Subtotal First Mortgage Loans							433,090	--	(2,046)	431,044	11,229
Bridge Loans:											
Queen Vista Apartments (J)											
Seattle, TX	Multifamily	5/06	N/A	5.875%	(G)	--	10,764	--	--	10,764	65
Summit East Apartments (J)											
Seattle, WA	Multifamily	12/09	05/09	5.875%	(G)	--	5,345	--	--	5,345	32
Highland Crest Apartments (J)											
Seattle, WA	Multifamily	12/09	05/09	5.875%	(G)	--	3,891	--	--	3,891	24
Los Alamitos Center Plaza (J)											
Los Alamitos, TX	Multifamily	7/08	N/A	5.500%	(I)	--	3,796	--	--	3,796	27
Reserve at Autumn Creek (J)											
Friendswood, TX	Multifamily	11/16	N/A	5.875%	(G)	--	13,800	--	--	13,800	132
Subtotal Bridge Loans							37,596	--	--	37,596	280

(continued)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (B)	Impairment Charges	Unamortized Costs and Fees	Carrying Amount of Mortgages (C)	Interest Income in 2006
Mezzanine Loans:											
The Hollows (E) (L) (M) (N) Greenville, NC	Multifamily	1/42	02/12	10.00% (S)	(G)	8,755	1,549	--	(80)	1,469	172
Northbrooke Harris County, TX	Multifamily	8/43	N/A	11.50% (S)	(G)	--	--	--	--	--	50
Club at Brazos (L) (M) (N) Rosenberg, TX	Multifamily	5/43	06/08	10.00% (S)	(G)	14,384	1,962	--	(70)	1,892	198
Del Mar Villas (O)(P) Dallas, TX	Multifamily	5/06	N/A	LIBOR + 4.625%	(G)	5,554	765	(765)	--	--	30
Villas at Highpoint (N) Lewisville, TX	Multifamily	4/33	04/13	14.57%	(G)	18,800	2,599	--	(130)	2,469	384
Villas at Highpoint (N) Lewisville, TX	Multifamily	4/33	04/13	23.76%	(G)	18,800	693	--	(36)	657	165
Sawmill Plaza (E)(N) Columbus, OH	Retail	10/14	09/14	13.50%	(I)	15,859	1,988	--	--	1,988	266
Champaign Offices (E)(N) Champaign, IL	Office	10/11	05/11	10.67%	(I)	25,950	1,898	--	(27)	1,871	210
Atlantic – Hearthstone (N)(Q) Hillsborough, NJ	Multifamily	4/07	04/07	20%	(G)	11,030	5,592	(900)	(24)	4,668	1,031
South Burnswick (N) South Brunswick, NJ	Retail	6/15	06/15	10.25%	(G)	36,750	3,250	--	--	3,250	338
Pasadena (N)(Q) Pasadena, FL	Multifamily	12/07	N/A	LIBOR + 12.75%	(G)	34,559	9,012	(9,012)	--	--	1,448
222 Pearson (N)(R) Chicago, IL	Multifamily	8/07	N/A	LIBOR + 11.50%	(G)	17,800	7,500	--	(19)	7,481	1,257
Bayfront Villas (N)(Q) Gulfport, FL	Multifamily	8/07	N/A	LIBOR + 12.75%	(G)	15,773	2,952	(2,952)	--	--	481
Marbella (N)(R) Clearwater, FL	Multifamily	9/06	N/A	LIBOR + 12.50%	(G)	19,492	5,800	--	--	5,800	1,069
Hotel QT (E) (N) New York, NY	Hotel	10/08	10/07	8.32%	(G)	20,000	6,500	--	--	6,500	38
Subtotal Mezzanine Loans						--	52,060	(13,629)	(386)	38,045	7,137

(continued)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (B)	Impairment Charges	Unamortized Costs and Fees	Carrying Amount of Mortgages (C)	Interest Income in 2006
Subordinated B-notes											
Twelve Atlantic Station (J) (O)											
Atlantic, GA	Hotel	11/09	11/08	8.08%	(G)	17,000	2,500	--	--	2,500	7
Highland Crest Apartments (J) (O)											
Seattle, WA	Multifamily	12/09	05/09	8.63%	(G)	3,891	730	--	--	730	4
Pierre Laclede Center (E) (N)											
Clayton, MO	Office	9/11	04/08	7.44%	(G)	56,250	3,375	--	--	3,375	21
Queen Vista Apartments (J) (O)											
Seattle, WA	Multifamily	12/09	05/09	8.63%	(G)	10,764	2,018	--	--	2,018	12
Summit East Apartments (J) (O)											
Seattle, WA	Multifamily	12/09	05/09	8.63%	(G)	5,345	1,002	--	--	1,002	6
Intech (E) (N)											
Indianapolis, IN	Office	10/15	07/15	9.05%	(G)	44,500	5,500	--	(197)	5,303	327
Ellington (E) (O)											
Washington, DC	Multifamily	9/16	09/09	10.00%	(G)	40,800	16,669	--	(1,597)	15,072	614
Subtotal Subordinated B-notes							31,794	--	(1,794)	30,000	$ 991
2006 Total Mortgage Loans							$554,540	(13,629)	$(4,226)	$536,685	$19,637
2005 Total Mortgage Loans (T)							$ 52,707	--	$ (726)	$ 51,981	$ 5,425

(A) Call date means the date the loan can either be called by us or paid off by borrower, which may result in prepayment penalties.

(B) As of December 31, 2006, all interest payments on the mortgage loans are current, except as noted.

(C) Carrying amounts of the loans are net of unamortized origination costs and fees and loan discounts.

(D) In 2005, we purchased a $5.0 million subordinated mortgage secured by this property. During 2006, we purchased the remaining $26.0 million portion of this first mortgage loan from CharterMac at approximately its face value (see Note 20).

(E) Loans are pledged as collateral on $362.0 million of Series I CRE notes issued during 2006 (see Note 8).

(F) Borrower is a related party (see Note 20).

(G) Interest only payments due monthly, with loan balance due at maturity.

(H) Currently interest only payments due monthly, followed by principal and interest payments due at various future dates.

(I) Principal and interest payments due monthly.

(J) At December 31, 2006, loans are pledged as collateral under the mortgage loan repurchase facility with Citigroup (see Note 10).

(K) Subsequent to December 31, 2006, loans were pledged as collateral under the mortgage loan repurchase facility with Citigroup (see Note 10).

(L) The Hollows and the Club at Brazos loans are participating mezzanine loans with a maximum annual return of 16% and 14%, respectively. We can share 50% of excess operating cash flows, as well as 25% of excess sale or refinancing proceeds on both loans.

(M) The principal balance of the mezzanine loan is secured by the partnership interests of the entity that owns the underlying property and a third mortgage deed of trust. Interest payments on the mezzanine loan are secured by a second mortgage deed of trust and are guaranteed for the first 36 months after construction completion by an entity related to the general partner of the entity that owns the underlying property.

(N) We do not have an interest in the first lien position relating to this loan.

(O) We have an interest in the first lien position relating to this loan.

(P) During 2006, this mezzanine loan stopped making required interest payments, causing it to be in default. We recognized an impairment charge on the mezzanine loan ($765,000), as well as a related note receivable (see Note 4).

(Q) During 2006, these mezzanine loans did not make required interest payments, causing them to be in default. We recognized impairment charges of $12.9 million for these loans due to construction and sales issues relating to the underlying properties. We have determined the impairment amounts by analyzing the cash flows of the respective projects upon completion of construction at the property level and determining a fair value of the properties. As a result the carrying amounts have been written down to reflect these values as follows:

Pasadena	$ 9,012
Bayfront Villas	2,952
Atlantic Hearthstue	900
Total	$ 12,864

(R) During 2006, these mezzanine loans did not make required interest payments, causing them to be in default. We are currently in the process of determining the necessary steps we need to take to protect our investment. We have done an internal analysis for the property underlying the mortgage and the analysis indicates that the value of the property exceeds the carrying amount of our investment. Accordingly, we have not recorded an allowance for probable losses on this investment.

(S) Interest on the mezzanine loan is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan. The amount shown is the approximate effective rate earned on the balance of the mezzanine loan. The mezzanine loan also provides for payments of additional interest based on a percentage of cash flow remaining after debt service and participation in sale or refinancing proceeds and certain provisions that cap our total yield, including additional interest and participations, over the term of the loan.

(T) The weighted average interest rate on the portfolio at December 31, 2005, was 14.74%.

Further information relating to investments in mortgage loans is as follows:
(In thousands)

	2006	2005
Balance at beginning of year	$ 51,981	$ 21,376
Advances made	509,991	42,247
Loan origination fees (net of acquisition expenses)	--	(279)
Repayments	(8,368)	(11,853)
Amortization of costs and fees	507	236
Impairment losses	(13,629)	--
Prepayment penalty from debt security refinancing, net of unamortized loan origination fees	(3,005)	--
Discount on swap	(792)	254
Balance at end of year	$ 536,685	$ 51,981

NOTE 3 - Investments in Debt Securities – Available for Sale
Information relating to our debt securities as of December 31, 2006 is as follows:
(In thousands)

Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Amortized Cost at December 31, 2006	Unrealized Gain (Loss) at December 31, 2006	Balance at December 31, 2006	Interest Income in 2006
GNMA Certificates							
SunCoast Capital Group, Ltd.	G002412	6/23/97 4/20/27	7.000%	$ 54	$ 2	$ 56	$ 4
Village at Marshfield	519281	3/11/02 1/15/42	7.475%	20,963	(216)	20,747	1,420
Cantera Crossing	532663	3/28/02 6/1/29	6.500%	6,197	340	6,537	412
Burlington	595515	11/1/02 4/15/31	5.900%	6,480	(61)	6,419	379
FNMA DUS Certificates							
Coventry Place	384920	5/9/03 3/1/32	6.480%	761	(26)	735	43
Elmwood Gardens	386113	5/15/03 5/1/33	5.350%	5,320	(194)	5,126	280
Pomono	386995	9/21/04 7/1/34	6.220%	5,735	(186)	5,549	317
Maple Street	387093	10/4/04 10/1/22	5.750%	1,455	(19)	1,436	79
Beach Grove	387114	12/21/04 9/1/34	5.620%	1,252	(42)	1,210	68
York	386631	12/29/04 8/1/33	5.490%	12,564	(441)	12,123	666
Inn at Summit Ridge	385258	1/10/05 5/1/27	6.650%	1,511	13	1,524	89
Wyndhurst	386641	2/28/05 12/1/33	5.800%	3,014	(88)	2,926	162
FNMA 830083	830083	11/9/05 7/1/35	7.218%	1,045	43	1,088	92
FNMA 254568	254568	11/10/05 11/1/32	6.799%	8,458	(18)	8,440	532
FNMA 255366	255366	11/10/05 7/1/34	6.470%	2,064	(9)	2,055	140
FNMA 254611	254611	11/10/05 12/1/32	6.823%	6,623	(12)	6,611	424
Total interest income from debt securities sold or repaid during 2006				–	–	–	5,390
2006 Total				$ 83,496	$ (914)	$ 82,582	$10,497
2005 Total (1)				$218,891	$ 3,832	$222,723	$12,823

Twenty certificates were sold during 2006. The sale resulted in aggregate impairment losses of approximately $2.2 million and a loss on sale associated with the write-off of unamortized premiums related to the securities, which was approximately $784,000.
(1) The weighted average interest rate on the portfolio at December 31, 2005, was 6.23%.

Information regarding our investments in debt securities is as follows:

(In thousands)	December 31, 2006	December 31, 2005
Amortized cost	$ 83,496	$218,891
Unrealized gains	359	5,707
Unrealized losses	(1,273)	(1,875)
Net unrealized (loss) gain	(914)	3,832
Fair value	$ 82,582	$222,723

The fair value and gross unrealized losses of our debt securities aggregated by length of time that these individual debt securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005, is summarized in the table below:

(dollars in thousands)

	December 31, 2006			December 31, 2005		
	Less than 12 Months	12 Months or More	Total	Less than 12 Months	12 Months or More	Total
Number of securities	3	9	12	8	16	24
Fair value	$35,799	$37,579	$73,378	$25,905	$56,281	$82,186
Gross unrealized loss	$ 246	$ 1,027	$ 1,273	$ 197	$ 1,678	$ 1,875

The unrealized losses shown above are as a result of increases in interest rates subsequent to the acquisition of the securities. All of the debt securities are performing according to their terms. Furthermore, we have the intent and ability to hold these securities to maturity, or at least until interest rates change such that the fair value is no longer less than book value. Accordingly, we have concluded that these declines in value are temporary.

At December 31, 2006, all of our debt securities were partially or wholly pledged as collateral under our debt securities repurchase facilities (see Note 9).

NOTE 4 – Notes Receivable

Our notes receivable are collateralized by equity interests in the owner of the underlying property and consist of the following as of December 31, 2006:

(In thousands)

Property	Location	Carrying Amount	Interest Rate
Del Mar Villas	Dallas, TX	$ 4,940	LIBOR + 4.625% (1)
Oaks of Baytown	Baytown, TX	2,975	LIBOR + 4.500% (1)
Quay Point	Houston, TX	1,298	LIBOR + 3.600% (1)
2006 Total		$ 9,213	
2005 Total		$13,725	

(1) 30-day LIBOR at December 31, 2006 was 5.33%.

During 2006, all of these notes stopped making required interest payments, causing them to be in default. As information regarding these loans materialized, we recognized impairment charges on the Del Mar Villas and Oaks of Baytown notes due to deteriorating operating performance of the underlying properties and recorded a charge of $2.4 million. We determined the impairment amounts by analyzing the real estate markets in the locations of the properties and determining a fair value based on the types of the properties. As a result, the carrying amounts have been written down to reflect these fair values. We determined that no impairment of Quay Point existed as of 12/31/06.

NOTE 5 - Investment in ARCap

We owned 485,000 units Series A Convertible Preferred Membership Interests in ARCap as well as 315,000 common units, which we acquired upon converting an equal number of preferred units in December 2005. The initial cost of all units was $25 each.

During August 2006, we sold our membership interests and common units in ARCap to CharterMac (see also Note 20). In connection with the sale, we received proceeds of $38.8 million, consisting of $24.5 million for the purchase of the interests and $14.3 million of special distributions for income earned prior to consummation of the sale. Of the distributions, we recorded approximately $12.6 million as a return of capital and the sales proceeds yielded a gain of approximately $19.2 million. We expect to receive an additional $1.7 million of proceeds in September 2007 which is included in the gain recognized and is recorded in accounts receivable in the consolidated balance sheet. Contingent upon future events, we may receive an additional $791,000 of proceeds in 2007 and 2008 which would result in additional gain when received.

NOTE 6 - Real Estate Owned

Our real estate owned consisted of the following:

(dollars in thousands)

	Number of Units	Location	Carrying Value as of December 31, 2006	2005
Real Estate Owned – Held and Used, net				
Concord Portfolio (1)	852	Houston, TX	$53,100	$53,407
Less: accumulated depreciation			(4,408)	(3,062)
Net			$48,692	$50,345
Mortgages Payable on Real Estate Owned				
Concord Portfolio			$39,944	$40,487
Real Estate Owned – Held for Sale, net				
Reserve at Autumn Creek (2)	212	Friendswood, TX	$ --	$19,462
Less: accumulated depreciation			--	(1,014)
Net			$ --	$18,448

(1) The three properties underlying these notes receivable stopped paying interest in May 2003. We subsequently exercised our rights under the subordinated promissory notes and other documents and took possession of all three properties. We purchased the first mortgages and acquired the real estate at foreclosure auctions and sold all three properties to a qualified 501(c)(3) entity during 2003. Because we provided 100% financing to the purchaser, the transaction did not meet the criteria for sale recognition pursuant to SFAS No. 66, and we classified the properties as Real Estate Owned – Subject to Sales Contracts. Following the provisions of SFAS No. 66, we account for the properties under the deposit method.

During 2004, the properties were refinanced with UBS Real Estate Investments Inc., who provided first mortgages of $41.0 million for these properties, and we reclassified the properties as Real Estate Owned – Held and Used as the refinancing did not qualify as a sale under SFAS No. 66. We recorded the $41.0 million amortizing mortgage as a liability and began to record depreciation on the properties in 2004, as well as retroactively for the period since foreclosure. We recognize income associated with a 10-year $12.8 million mezzanine loan, with a stated interest rate of 8.00% (our remaining economic interest in the properties), as rental income, property operations and mortgage interest on Real Estate Owned – Held and Used on our consolidated statements of income.

The following is a schedule of future principal payments on the mortgage payable.

2007	$	577
2008		612
2009		649
2010		688
2011		3,196
Thereafter		
	$	5,722

(2) During 2006, this property was sold, resulting in a gain of approximately $230,000. We have reclassified results of property operations as income from discontinued operations for the periods prior to the sale.

NOTE 7 – Concentration

As of December 31, 2006, 87.9% of our portfolio was comprised of noninsured investments. Of this group of assets, 19.8%, 19.4% and 11.0% were secured by properties in Texas, California and New York, respectively. We had no borrowers exceeding 10% of our portfolio of investments in mortgage loans, notes receivable and revenue bonds.

NOTE 8 – CDO Notes Payable

During 2006, we issued approximately $400.0 million of notes and preferred shares for our first CDO securitization through a wholly owned subsidiary, AMAC CDO Funding I ("AMAC CDO"). The CDO consists of $362.0 million Series I CRE notes and $12.0 million of non-investment grade notes and $26.0 million of preferred shares, both of which we retained. The Series I CRE notes have an absolute maturity of November 2050 and carry a combined weighted average rate of 5.73%. We incurred approximately $6.8 million of costs related to our first CDO securitization, which are being amortized on a straight-line basis over the average life of the CDO.

We retained all of the non-investment grade securities and the preferred shares in a wholly owned subsidiary, AMAC CDO I Equity, LLC ("AMAC Equity"). AMAC CDO holds the assets, consisting primarily of first mortgage loans, subordinate interests in first mortgage loans, mezzanine loans and bridge loans, which serve as collateral for the CDO (see Note 2). As of December 31, 2006, these assets totaled $383.1 million and the remainder of the proceeds is held in escrow to fund additional assets.

The CDO may be replenished, pursuant to certain rating agency guidelines relating to credit quality and diversification and substitute collateral for loans that are repaid during the first five years of the CDO is permitted. Thereafter, the CDO securities will be retired in sequential order from senior-most to junior-most as loans are repaid. The financial statements of both wholly owned subsidiaries are consolidated in our financial statements. The Series I CRE notes are treated as a secured financing, and are non-recourse to us. Proceeds from the issuance of these notes were used to repay all outstanding debt under a mortgage loan repurchase facility (see Note 10) and to fund additional investments.

NOTE 9 - Debt Securities Repurchase Facilities

As a vehicle to leverage our investments in debt securities, we had repurchase agreements with four counterparties, Greenwich Capital, Bear Stearns, RBC Capital Markets and UBS Financial Services. Subsequent to the sale of 20 debt securities (see Note 3), we paid off two of these four repurchase facilities with the sale proceeds. The remaining RBC Capital Markets and UBS Financial Services repurchase agreements offer advance rates between

94% and 97% and borrowing rates between the LIBOR minus 0.03% and LIBOR plus 0.10%. The borrowings are subject to 30-day settlement terms. As of December 31, 2006 and 2005, the amount outstanding under repurchase facilities was $79.4 million and $209.1 million, respectively, and weighted average interest rate was 4.68% and 4.30%, respectively.

All of our debt securities are pledged as collateral in connection with these repurchase facilities (see Note 3).

NOTE 10 – Mortgage Loan Repurchase Facilities

We executed two new repurchase facilities during 2006 in connection with CDO financing. The first facility with Bank of America ("BOA") was put in place to fund investments that were placed into our first CDO securitization, which occurred in November 2006 and the repurchase facility expired at that time. Advance rates on the borrowings from this facility ranged from 50% to 95% of collateral value, as determined on a loan-by-loan basis. Interest on the borrowings, which ranged from LIBOR plus 0.50% to LIBOR plus 2.25%, was also determined on a loan-by-loan basis. The outstanding balance of this facility was paid down with the proceeds received from the CDO securitization (see Note 8).

During December 2006, we executed a second repurchase agreement with Citigroup Global Markets Inc. ("Citigroup"). The purpose of this facility is to fund investments that are to be priced into a planned second CDO securitzation. Advance rates on the borrowings from this facility, ranging from 80% to 90% of collateral value, are determined on a loan-by-loan basis. Interest on the borrowings, which range from LIBOR plus 0.40% to LIBOR plus 1.25%, is also determined on a loan-by-loan basis. The repurchase facility expires upon the closing of the associates CDO securitization, or twelve months after the inception of the repurchase facility, whichever comes first. At December 31, 2006 we had approximately $84.1 million of borrowings outstanding under this facility, at a weighted average interest rate of 6.13%.

NOTE 11 - Warehouse Facility

During February 2006, we repaid the remaining outstanding balance of approximately $4.1 million on a facility we had used to fund investments. We can no longer borrow from this facility, as it has matured.

NOTE 12 – Line of Credit – Related Party

We have a revolving credit facility (the "Revolving Facility") with CharterMac. The Revolving Facility, which is unsecured, provides up to $50.0 million in borrowings to be used to purchase new investments and for general purposes, and bears interest at 30-day LIBOR plus 3.00%. The Revolving Facility expires in June 2007 with a one-year optional extension. In the opinion of our Advisor, the terms of this facility are consistent with those of transactions with independent third parties. At December 31, 2005, there were no outstanding borrowings under this facility. As of December 31, 2006, we had approximately $15.0 million in borrowings outstanding, bearing interest at 8.35%.

NOTE 13 – Subsidiary Equity

During March 2005, AMAC Capital Financing I, a wholly owned subsidiary, issued 25,000 Floating Rate Preferred Securities with a stated liquidation amount of $1,000 per security. We received approximately $24.2 million in proceeds, net of closing costs. The securities are callable in March 2010 and bear interest, re-set quarterly, equal to 30-day LIBOR plus 3.75%. At December 31, 2006, the rate was 9.12%.

NOTE 14 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

(In thousands)	December 31, 2006	December 31, 2005
Interest rate derivatives (see Note 15)	$ 8,673	$ 39
Refundable deposits [(1)]	1,161	--
Accrued interest payable	3,078	409
Other	754	1,151
	$ 13,666	$ 1,599

(1) Includes refundable deposits collected during the due diligence period of a loan transaction which are payable to other parties.

NOTE 15 – Derivative Instruments

Cash Flow Hedges of Debt

Our borrowings under repurchase facilities, CDO notes payable and our related party line of credit incur interest at variable rates, exposing us to interest rate risk. We have established a policy for risk management and our objectives and strategies for use of derivative instruments to potentially mitigate such risks.

As of December 31, 2006, we had 31 interest rate swaps with an aggregate notional amount of $512.1 million, which will expire on dates ranging from March 2008 through November 2016 and are designated as cash flow hedges with the hedged item being the interest payments on our variable-rate repurchase facilities. These swaps are recorded at fair value, with changes in fair value recorded in comprehensive income to the extent the hedges are effective in achieving offsetting cash flows. Amounts in accumulated other comprehensive income will be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Since we are hedging the interest payments on our variable-rate debt, the forecasted transactions are the interest payments.

We assess both at inception and on an ongoing basis, whether the swaps are effective in offsetting changes in the variable cash flows of the hedged item. We measure ineffectiveness of our cash flow hedges on a quarterly basis and record any ineffectiveness in other income on the consolidated statement of income. With the exception of one swap, our swaps have been effective and we expect they will continue to be effective in the future. We have recorded ineffectiveness of approximately $212,000 related to the $333.4 million total return swap. This swap includes an embedded financing component, which has caused and will continue to cause, some ineffectiveness.

We terminated 33 swaps, 28 of which were classified as free standing derivatives (see below) when we issued the CDO in November 2006, at which time we entered into a total return swap with a notional amount of approximately $333.4 million, which will convert the variable cash flows from the CDO to fixed cash flows. We have designated this swap as a cash flow hedge.

We estimate that approximately $503,000 of the net unrealized losses included in accumulated other comprehensive (loss) income will be reclassified into interest expense within the next twelve months.

Free-Standing Derivatives Related to Investments

We have three interest rate swaps with an aggregate notional amount of approximately $20.2 million, which expire on dates ranging from February 2017 through July 2017, that are hedging changes in the fair value of certain investments. We had 28 others (as noted above) that were used similarly for assets securitized through our first CDO transaction which were terminated at that time. We did not elect to apply hedge accounting to these swaps and, therefore, the changes in their fair values are included in net income.

We are required to maintain a minimum balance of collateral with BOA in connection with these interest rate swaps. From time to time, as market rates fluctuate, we may be called upon to post additional cash collateral with BOA to maintain the fair value of the swaps. These payments are held as deposits with BOA and will be used to settle the swap at termination date if market rates fall below the fixed rates on the swaps. At December 31, 2006, we had no deposits held by BOA.

Financial Statement Impact

Interest rate swaps for which we were in a net settlement liability position are recorded in accounts payable and accrued expenses (see Note 14) and those for which we are in a net settlement asset position are recorded in deferred charges and other assets. The amounts recorded were as follows:

(In thousands)	December 31, 2006	December 31, 2005
Net asset position	$ 1,143	$ 808
Net liability position	$ 8,673	$ 39

Net income included the following related to our free standing derivatives and interest rate hedges:

(In thousands)	Year ended December 31, 2006	2005	2004
Interest income	$ (659)	$ (42)	--
Interest expense	128	110	628
Other income	212	--	--
Net	$ (319)	$ 68	628

The decrease in the fair value of our free-standing derivatives for the year ended December 31, 2006, was $5.5 million and is recorded as a reduction of other income on our consolidated statements of income.

NOTE 16 – Shareholders' Equity

Common Shares

Our independent trustees receive a portion of their annual compensation in common shares. In 2006, we issued 2,040 shares for trustee compensation as compared to 3,036 in 2005. An additional 2,120 were issued in January 2007 in connection with 2006 services. Expense we recognized related to the 2005 grants was approximately $45,000. Expense related to those shares issued in 2006 and 2007 was approximately $66,000.

Share Repurchase Program

In August 2003, our Board of Trustees approved a share repurchase plan. The plan enables us to repurchase, from time to time, up to 1,000,000 common shares. The repurchases will be made in the open market, and the timing will be dependent on the availability of shares and other market conditions. This program has no expiration date. During 2005 and 2004, we repurchased 36,000 and 4,000 shares, respectively, at a cost of approximately $494,000 and $53,000, respectively. We made no such repurchases during 2006.

Accumulated Other Comprehensive (loss) Income

Changes in accumulated other comprehensive (loss) income consisted of the following:

(In thousands)	Net unrealized gain (loss) on investments	Net unrealized (loss) gain on interest rate derivatives	Total
Balance at January 1, 2004	$ 8,728	$ (278)	$ 8,450
Period change	1,260	407	1,667
Balance at December 31, 2004	9,988	129	10,117
Period change	(6,013)	679	(5,334)
Balance at December 31, 2005	3,975	808	4,783
Period change	(4,769)	(3,642)	(8,411)
Balance at December 31, 2006	$ (794)	$ (2,834)	$ (3,628)

NOTE 17 – Incentive Share Option Plan

In accordance with our Amended and Restated Incentive Share Option Plan (the "Plan"), our Board of Trustees can award share options to trustees, officers and employees of our Advisor and its affiliates. A maximum of 839,993 options can be granted, with annual limits based upon 10% of the shares outstanding at year end, as specified in the Plan. Option terms and vesting requirements are determined at the time of grant, provided that the term is no longer than ten years.

Our compensation committee granted the following options to employees of an affiliate of our Advisor pursuant to the Plan (none were granted in 2006 or 2004):

Year	Number	Exercise Price	Term	Vesting Period
2003	190,000	$15.03	10 years	3 years
2005	65,062	$17.20	10 years	3 years

The weighted average assumptions used for valuing these options and the results of the valuations were as follows:

	2006 (1)	2005	2004
Dividend Yield	9.98%	10.95%	9.30%
Estimated Volatility	25.00%	26.00%	16.00%
Risk Free Interest Rate	4.73%	4.36%	3.93%
Expected Lives (years)	4.9	8.0	8.3

(1) These weighted average assumptions are as of March 31, 2006, the last period these options were re-valued, as both grants were vested shortly after this date and fully amortized.

The following table summarizes share option activity in our share option plans for the years ended December 31:

	2006		2005		2004	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	187,052	$15.78	130,000	$15.03	190,000	$15.03
Granted	--	--	65,052	17.20	--	--
Forfeited	--	--	(8,000)	15.03	(60,000)	15.03
Exercised	(94,052)	16.53	--	--	--	--
Outstanding at End of Year	93,000	15.03	187,052	$15.78	130,000	$15.03
Fair Value of options granted during the year (at grant date)	$ --	$ --	$ 64,000	$17.20	$ --	$ --
Compensation cost recognized	$ 59,000 (1)		$ --		$ 45,500	

(1) Includes accelerated vesting of 2005 grants upon the termination of the optionee.

	As of December 31, 2006			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Vested and expected to vest at end of period	93,000	$15.03	6.3	$172
Exercisable at end of year	93,000	$15.03	6.3	$172

The aggregate intrinsic value at December 31, 2006, represents the difference between our closing share price on the last trading day of the year and the exercise prices of the outstanding options. This amount will change based on the fair market value of our shares.

As of December 31, 2006, the cost of all of our share options was fully amortized, and there was no unrecognized compensation cost related to share-based compensation grants. There were 652,941 shares available for issuance as of December 31, 2006.

NOTE 18 - Earnings Per Share

Diluted net income per share is calculated using the weighted average number of shares outstanding during the period plus the additional dilutive effect of common share equivalents. The dilutive effect of outstanding share options is calculated using the treasury stock method.

(In thousands, except per share amounts)

	Income	Shares	Per Share
Year Ended December 31, 2006			
Basic EPS	$ 2,687	8,323	$ 0.32
Effect of dilutive securities	--	7	--
Diluted EPS	$ 2,687	8,330	$ 0.32
Year Ended December 31, 2005			
Basic EPS	$ 15,235	8,316	$ 1.83
Effect of dilutive securities	--	1	--
Diluted EPS	$ 15,235	8,317	$ 1.83
Year Ended December 31, 2004			
Basic EPS	$ 11,273	8,336	$ 1.35
Effect of dilutive securities	--	7	--
Diluted EPS	$ 11,273	8,343	$ 1.35

NOTE 19 – Discontinued Operations

Income or loss from discontinued operations included the following related to the Reserve at Autumn Creek (which we sold from our Real Estate Owned portfolio in October 2006) and the Plaza at San Jacinto (which we sold from our Real Estate Owned portfolio in 2005):

(in thousands)	Year Ended December 31,		
	2006 (1)	2005	2004
Revenues	$ 663	$ 2,280	$ 811
Net income (loss)	$ 569	$ 434	$ (177)

(1) 2006 net income includes an approximate $230,000 gain on the sale related to the Autumn Creek property.

NOTE 20 - Related Party Transactions

Fees to Advisor

Pursuant to the March 2006 amended Advisory Services Agreement with our Advisor (the "Amended Advisory Agreement"), we pay certain fees, in addition to reimbursements of certain administrative and other costs our Advisor incurs on our behalf, for its ongoing management and operations of our Company:

Fees/Compensation	Annual Amount
I. Asset management fees	Our Advisor receives an asset management fee equal to 1.75% per year of our equity balance, reduced by certain costs to us from the repurchasing of our common shares, and excluding one time events pursuant to changes in GAAP, as well as certain approved non-cash charges.

II. Loan origination fees

Our Advisor is entitled to receive, with respect to each investment originated by us, the origination points, if any, paid by borrowers. In connection with the acquisition of investments for us, the Advisor may also act as an advisor to third parties which participate with us in such investments and may receive origination points, if any, from such third parties or their borrowers.

III. Annual incentive management fees

Subject to (1) a minimum annual distribution being made to shareholders from cash available for distribution ("CAD") of $1.45 per share and (2) the Company achieving at least annual Adjusted Funds from Operations (defined below) per share of $1.60 (net of this incentive fee), the Advisor shall be entitled to receive incentive compensation for each fiscal year in an amount equal to the product of:

(A) 25% of the dollar amount by which

(1) Adjusted Funds From Operations before this incentive management fee per share (based on the weighted average number of shares outstanding), excluding non-cash gains or losses due to the recording of fair value hedges

exceed

(2) an amount equal to the greater of:

(a) (i) the weighted average of (x) $20 and (y) the prices per share of any secondary offerings by the Company multiplied by

(ii) the Ten Year U.S. Treasury Rate plus 2% per annum; and;

(b) $1.45

multiplied by

(B) the weighted average number of shares outstanding during such year.

"Adjusted Funds From Operations" means net income (computed in accordance with GAAP) including realized gains (or losses) from debt restructuring and sales of assets, plus depreciation and amortization on real property, and after adjustments for unconsolidated partnerships and joint ventures.

"CAD" means cash available for distributions, which shall consist of our net income (as determined pursuant to GAAP) adjusted for certain non-cash charges (as determined pursuant to GAAP).

IV. Shared services expenses

Our Advisor is reimbursed by us for (i) the actual costs to the Advisor of goods, materials and services used for and by us obtained from unaffiliated parties, (ii) the costs of certain personnel employed by the Advisor and directly involved in the organization and business of our company and for legal, accounting transfer agent, reinvestment and redemption plan administration, data processing, duplication and investor communications services performed by employees of officers of the Advisor.

V. Termination

The Advisor can terminate the agreement without penalty, but we are subject to a termination fee, except in certain instances, for termination or non-renewal, equal to four times the asset management fee and four times the incentive management fee that our Advisor would have been entitled to receive from us during the four calendar quarter period immediately proceeding the effective date of such termination. Termination would be effective upon 60 days prior written notice to the non-terminating party. If our Advisor terminates our agreement, we may not be able to find an adequate replacement advisor.

The costs paid or payable to our Advisor were as follows:

(in thousands)	Years Ended December 31,		
	2006	2005	2004
Asset management fees	$1,810	$1,545	$1,274
Incentive management fee	--	1,855	--
Shared service expenses	1,673	947	682
	$3,483	$4,347	$1,956

Prior to the March 2006 Amendment to the Amended Advisory Agreement, the following fees were paid to the Advisor differently that they are currently paid.

- **Asset management fees** – We paid asset management fees to our Advisor calculated on a set percentage for each asset class.
- **Loan origination fees** – origination points paid by borrowers were first paid to our Advisor for amounts up to 1.0% of the principal amount of each note and we received any excess origination points paid by borrowers, if any, above the 1.0%.

Other Related Party Transactions

In September 2005, we sold a mortgage loan, at par, to CharterMac.

During April 2006, we purchased a first mortgage loan from CharterMac (see Note 2). Including this loan, during 2006 we partially or fully funded 58 first mortgage loans and subordinated notes, with a carrying amount totaling approximately $500.1 million, originated by CharterMac Mortgage Capital Corporation ("CMC"), an affiliate of our Advisor. Additionally, CharterMac subsidiaries may act as a broker on our behalf from time to time in origination transactions. CMC received approximately $2.0 million in loan origination fees related to these originations, all of which were paid by the borrowers.

In 2006, included in the origination activity above, we funded:

- two first mortgage loans aggregating $39.7 million to properties developed by a company controlled by the chairman of CharterMac;
- a first mortgage loan ($31.0 million) to a property of which a fund managed by a subsidiary of CharterMac is the 99.98% limited partner of the borrower; and
- a first mortgage loan ($22.0 million) to a property that has a preferred equity interest in it made by CharterMac Urban Capital Fund I LLC, a fund managed by a subsidiary of CharterMac.

In the opinion of management, the terms of these transactions are consistent with those transactions with independent third parties (see also Note 2 for detailed terms of loans).

During April 2006, we amended our loan agreement with CharterMac to increase our borrowing capacity to $50.0 million and extend the maturity date of the facility to June 2007 (see Note 12).

During September 2006, a subsidiary of CharterMac funded a first mortgage note in the amount of approximately $27.3 million as part of a refinancing of one of our loans (see Note 2).

During August 2006, we entered into a co-investment agreement with ARCap Real Estate Special Situations Mortgage Fund, L.L.C. ("ARESS"); a fund managed by a subsidiary of CharterMac, whereby we and ARESS will participate equally in investment opportunities that are originated by affiliates and which meet the investment criteria of both companies.

During March 2007, a $32.5 million mezzanine loan was funded to a special purpose entity controlled by the chairman of CharterMac, who also controls a separate special purpose entity that is guaranteeing the loan (see Note 23).

NOTE 21 - Selected Quarterly Financial Data

(In thousands except per share amounts)	(unaudited) 2006 Quarter Ended			
	March 31	June 30	September 30 (1)	December 31 (2)
Total revenues	$ 7,416	$ 8,996	$ 10,213	$ 12,003
Net income (loss)	$ 2,169	$ 5,215	$ 1,234	$ (5,931)
Net income (loss) from continuing operations per share (basic and diluted)	$ 0.27	$ 0.60	$ 0.14	$ (0.74)
Net income (loss) from discontinued operations per share (basic and diluted)	$ (0.01)	$ 0.03	$ 0.01	$ 0.04
Net income per share (basic and diluted)	$ 0.26	$ 0.63	$ 0.15	$ (0.70)

	2005 Quarter Ended			
	March 31	June 30	September 30 (3)	December 31
Total revenues	$ 6,183	$ 7,276	$ 12,766	$ 7,638
Net income	$ 2,827	$ 3,069	$ 7,312	$ 2,027
Net income from continuing operations per share (basic and diluted)	$ 0.30	$ 0.33	$ 0.83	$ 0.32
Net income (loss) from discontinued operations per share (basic and diluted)	$ 0.04	$ 0.04	$ 0.05	$ (0.08)
Net income per share (basic and diluted)	$ 0.34	$ 0.37	$ 0.88	$ 0.24

(1) Includes a gain resulting from the sale of our ARCap membership interests ($19.2 million), an expense related to changes in the fair value of certain interest rate swaps to which we do not apply hedge accounting ($8.4 million), losses relating to the sale of 20 FNMA securities ($3.0 million) and impairment losses recorded on two notes receivable and one mezzanine loan ($2.4 million).
(2) Includes impairment losses relating to three mezzanine loans ($12.9 million), and income recognized from increases in the fair value of certain interest rate swaps ($2.9 million).
(3) Includes $5.6 million of fees relating to an early payoff of a debt security and a mezzanine loan.

NOTE 22 - Commitments and Contingencies

a) Legal

On October 27, 2003, prior to taking possession of the real estate collateral supporting a loan investment, we were named in a lawsuit, Concord Gulfgate, Ltd. vs. Robert Parker, Sunrise Housing Ltd., and American Mortgage Acceptance Company, Cause No. 2003-59290 in the 133rd Judicial District Court of Harris County, Texas. The suit alleged that the loan transaction was not properly authorized by the borrower and was not for a legitimate borrower purpose. The suit claimed, among other causes of action against the respective defendants, wrongful foreclosure of the real estate collateral, tortious interference with contract and civil conspiracy. The suit sought, among other relief, actual, consequential, and exemplary damages, and a declaration that the loan documents were unenforceable and constituted a cloud on title. The case went to trial in September 2006 and was settled for $150,000. This amount is recognized in general and administrative expenses in our consolidated statements of income.

b) Guarantees

Prior to 2000, we entered into a loan program with Fannie Mae, under which we agreed to guarantee a first-loss position on certain loans, which could have potentially resulted in an aggregate exposure of $7.5 million. In June and October of 2000, we originated two loans totaling $3.3 million under the program. In September 2003, we transferred and assigned all of our obligations with respect to these two loans to CMC, a subsidiary of CharterMac, both of which are affiliates of the Advisor. Pursuant to the agreement with CMC, CharterMac guaranteed CMC's obligations, and we agreed to indemnify both CMC and CharterMac for any losses incurred in exchange for retaining all fees which we were otherwise entitled to receive from Fannie Mae under the program. The maximum exposure at December 31, 2006, was $3.2 million, although we expect that we will not be called upon to fund these guarantees, and therefore, have not recorded a liability.

In the first quarter of 2003, we discontinued our loan program with Fannie Mae and will issue no further guarantees pursuant to such program.

For these guarantees, we monitor the status of the underlying properties and evaluate our exposure under the guarantees. To date, we have concluded that no accrual for probable losses is required under SFAS No. 5, *Accounting for Contingencies*.

Future Funding Commitments

We are committed to additionally fund the following mezzanine loans at December 31, 2006:

				(dollars in thousands) Maximum Amount of Commitment	
Issue Date	**Project**	**Location**	**No. of Apt. Units**	**Total**	**Less than 1 Year**
Apr-05	Atlantic Hearthstone	Hillsborough, NJ	198	$1,022	$1,022
Total Future Funding Commitments			198	$1,022	$1,022

NOTE 23 – Subsequent Events

During March 2007, a $32.5 million mezzanine loan was funded to a special purpose entity controlled by the chairman of CharterMac. The guarantor on the loan is also a special purpose entity controlled by the chairman of CharterMac (see Note 20).

During March 2007, one of our non-independent trustees has retired.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) *Evaluation of Disclosure Controls and Procedures.* Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on such evaluation, such officers have concluded that our disclosure controls and procedures as of the end of the period covered by this annual report were effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and to ensure that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) *Internal Control over Financial Reporting.* There have not been any significant changes in our internal control over financial reporting during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) 1. Financial Statements

	Sequential Page
Report of Independent Registered Public Accounting Firm	35
Consolidated Balance Sheets as of December 31, 2006 and 2005	36
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	37
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004	38
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	39
Notes to Consolidated Financial Statements	41

(a) 2. Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is contained in the consolidated financial statements or notes thereto.

Item 15. Exhibits, Financial Statement Schedules (continued)

Sequential Page

(a) 3. Exhibits

3.1 Third Amended and Restated Declaration of Trust, dated June 8, 2005 (incorporated by reference to Appendix A to Proxy Statement filed with the Commission on April 28, 2005).

3.2 Amended and Restated Bylaws of American Mortgage Acceptance Company, a real estate investment trust (incorporated by reference to Exhibit to Appendix B to Proxy Statement filed with the Commission on April 28, 2005).

3.3 Amendment to the Amended and Restated Bylaws of American Mortgage Acceptance Company (incorporated by reference to Exhibit 10(a) to the Company's December 31, 2005 Annual Report on Form 10-K).

3.4 Amendment No. 2 to the Amended and Restated Bylaws of American Mortgage Acceptance Company, a real estate investment trust (incorporated by reference to our Current Report on Form 8-K filed on November 6, 2006).

10(a) Second Amended and Restated Advisory Service Agreement between the Company and CharterMac AMI Associates Inc. (incorporated by reference to Exhibit 10(a) to the Company's December 31, 2005 Annual Report on Form 10-K).

10(b) Amendment to the Second Amended and Restated Advisory Services Agreement, dated July 26, 2006, by and between American Mortgage Acceptance Company, a Massachusetts real estate investment trust and CharterMac AMI Associates, Inc., a Delaware corporation (incorporated by reference to our Current Report on Form 8-K filed on July 31, 2006).

10(c) Form of Non-Qualified Share Option Award Agreement (incorporated by reference to Exhibit 10(g) to the Company's December 31, 2005 Annual Report of Form 10-K).

10(d) Amended and Restated Incentive Share Option Plan of the Company (incorporated by reference to our Current Report on Form 8-K filed on August 26, 2004).

10(e) First Amendment to the Amended and Restated Incentive Share Option Plan of the Company, dated June 9, 2004 (incorporated by reference to Exhibit 10(e) to the Company's June 30, 2004 Amended Quarterly Report on Form 10-Q/A).

10(f) Loan Agreement between CharterMac and American Mortgage Acceptance Company as of June 30, 2004 (incorporated by reference to Exhibit 10(d) to the Company's December 31, 2005 Annual Report on Form 10-K).

10(g) Master Repurchase Agreement, dated March 29, 2006, among AMAC CDO Funding I, as seller and Bank of America, N.A. together with Banc of America Securities LLC, as buyer (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2006).

10(h) Amendment No. 1 to Master Repurchase Agreement, dated September 14, 2006, by and among AMAC CDO Funding I, as seller and Bank of America, N.A. together with Banc of America Securities LLC, as buyer (incorporated by reference to our Current Report on Form 8-K filed on September 19, 2006).

Item 15. Exhibits, Financial Statement Schedules (continued)

Sequential Page

10(i) Custodial Agreement, dated March 29, 2006, by and among AMAC CDO Funding I, a Cayman Islands exempted company, as seller, and Bank of America, N.A., a national banking association organized under the laws of the United States together with Banc of America Securities LLC, a limited liability company organized under the laws of Delaware, as buyer and Lasalle Bank National Association, as custodian (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2006).

10(j) Guarantee, dated March 29, 2006, by American Mortgage Acceptance Company, as guarantor, in favor of Bank of America, N.A. and Banc of America Securities LLC, as buyer (incorporated by reference (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2006).

10(k) First Amendment to the Loan Agreement, dated June 30, 2005, between American Mortgage Acceptance Company, as borrower and CharterMac, as lender (incorporated by reference to our Current Report on Form 8-K filed on April 26, 2006).

10(l) Second Amendment to the Loan Agreement, dated as of April 19, 2006, between American Mortgage Acceptance Company, as borrower and CharterMac, as lender (incorporated by reference to our Current Report on Form 8-K filed on April 26, 2006).

10(m) Amended and Restated Credit Note, dated April 19, 2006, in favor of CharterMac lender (incorporated by reference to our Current Report on Form 8-K filed on April 26, 2006).

10(n) Securities Purchase Agreement, dated August 15, 2006, by and among CharterMac, Charter Mac Corporation, CM Arcap Investors LLC, The Common Members listed on Schedule I thereto, The Preferred Members listed on Schedule I thereto, Arcap Investors, L.L.C., Arcap Reit, Inc. and AI Sellers Representative, L.L.C. (incorporated by reference to our Current Report on Form 8-K filed on August 21, 2006).

10(o) Pledge And Security Agreement, dated September 14, 2006, by American Mortgage Acceptance Company, a Massachusetts business trust, as pledgor for the benefit of Bank of America, N.A., a national banking association and Banc of America Securities LLC, a limited liability company organized under the laws of Delaware, as buyer (incorporated by reference to our Current Report on Form 8-K filed on September 19, 2006).

21 Subsidiaries of our Company*

23 Consent of Independent Registered Public Accounting Firm*

23(a) Consent of Ernst & Young LLP with respect to incorporation by reference of its report relating to the financial statements of ARCap Investors, LLC in the Company's Registration Statement on form S-3 and Form S-8 (incorporated by reference to Exhibit 23(a) to the Company's December 31, 2004, Annual Report on Form 10-K/A).

24.1 Power of Attorney (Included on signature page hereto)

31.1 Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2 Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

Sequential Page

99. Additional Exhibits

99(a) The 2004 Financial Statements of ARCap Investors, LLC which invests primarily in subordinated commercial mortgage-backed securities, as required by Regulation S-X, Rule 3-09 (Incorporated by reference to Exhibit 99(a) to the Company's December 31, 2004, Annual Report on Form 10-K/A).

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the registrant and in the capacities and dates indicated.

AMERICAN MORTGAGE ACCEPTANCE COMPANY
(Registrant)

Date: March 15, 2007

By: /s/ James L. Duggins
James L. Duggins
Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2007

By: /s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Stock Performance Graph

The following stock performance graph compares total shareholder return for the Company at December 31, 2006 to the Standard & Poor's 500 Index and the NAREIT Mortgage REIT Index. The graph assumes a $100 investment on December 31, 2001. All stock price performance figures include the reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
AMONG AMERICAN MORTGAGE ACCEPTANCE COMPANY, THE S&P 500 INDEX AND THE NAREIT MORTGAGE REIT INDEX


DOLLARS
300
250
200
150
100
50
0
12/01
12/02
12/03
12/04
12/05
12/06
AMERICAN MORTGAGE ACCEPTANCE COMPANY
S&P 500
NAREIT MORTGAGE

* $100 invested on 12/31/01 in stock or index; includes reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

Company / Index	Base Period 12/01	12/02	12/03	12/04	12/05	12/06
		Years Ending				
AMERICAN MORTGAGE ACCEPTANCE COMPANY	**100**	108.26	137.87	160.41	155.17	213.06
S&P 500 INDEX	**100**	77.90	100.25	111.15	116.61	135.03
NAREIT MORTGAGE REIT INDEX	**100**	131.08	206.30	244.33	187.67	223.94

Note: For Trading & Dividend Information, please see pages 16 and 17 of this Annual Report on Form 10-K.

amac
managed by
centerline capital group

Executive Officers of the Company

J. Larry Duggins
Chief Executive Officer

Daryl J. Carter
President

Robert L. Levy
Chief Financial Officer

Donald J. Meyer
Chief Investment Officer

Corporate Office

625 Madison Avenue
New York, NY 10022
(212) 317-5700

Website

www.americanmortgageco.com

Independent Accountants

Deloitte & Touche LLP

Counsel

Paul, Hastings, Janofsky & Walker LLP

Stock Listing

American Stock Exchange Symbol: AMC

Transfer Agent

Computershare Trust Company, N.A.
American Mortgage Acceptance Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-6001
www.computershare.com

Investor Relations

(800) 831-4826

10-K Filing

A copy of the Company's Annual Report Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to our Investor Relations Department. Our Form 10-K is also available on our website at www.americanmortgageco.com.

Shareholder Account Access

Shareholders of record can receive online account information and answers to frequently asked questions regarding shareholder accounts on our website at www.americanmortgageco.com/acctaccess

Annual Meeting

The Annual Meeting of Shareholders will be held on June 12, 2007, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, NY.



amac

625 Madison Ave NY NY 10022

p: 212 317 5700 f: 212 751 3550

www.americanmortgageco.com

AMEX: AMC

002CS-14156

END